# KLONDIKE ROYALTIES II, LP

## OFFERING A MINIMUM AMOUNT OF LIMITED PARTNERSHIP INTERESTS OF 10,000.08 (THE "TARGET OFFERING AMOUNT") UP TO A MAXIMUM OF $1,235,000.00 (ROUNDED TO THE NEAREST WHOLE DOLLAR AND INCLUDING A 2% TRANSACTION FEE)

## THE PARTNERSHIP INTENDS TO PURCHASE 0.0741% OF OVERRIDING ROYALTY INTERESTS
### IN THE
## KITCHEN LIGHTS LEASE AREA KITCHEN LIGHTS UNIT COOK INLET, ALASKA
#### (AS ORIGINALLY ISSUED OCTOBER 3, 2024 AND AMENDED AS OF APRIL 30, 2026)

THE LIMITED PARTNERSHIP INTERESTS (THE "PARTNERSHIP INTERESTS") IN KLONDIKE ROYALTIES II, LP, A DELAWARE LIMITED PARTNERSHIP (THE "PARTNERSHIP") HAVE NOT AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.[1] THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. FURTHERMORE, THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. SUCH PARTNERSHIP INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; AND (II) THE TERMS AND CONDITIONS OF THIS LIMITED PARTNERSHIP AGREEMENT. THE PARTNERSHIP INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS LIMITED PARTNERSHIP AGREEMENT. A CROWDFUNDING INVESTMENT INVOLVES RISK. POTENTIAL INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS SUCH AN INVESTOR CAN AFFORD TO LOSE ITS ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. PURCHASERS OF SUCH PARTNERSHIP INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE PARTNERSHIP ANTICIPATES THAT IT WILL INVEST IN COMMODITY INTERESTS (COLLECTIVELY, "COMMODITIES"). AS A RESULT, THE PARTNERSHIP MAY BE SUBJECT TO REGULATION AS A COMMODITY POOL UNDER THE U.S. COMMODITY EXCHANGE ACT OF 1936 (AS AMENDED, THE "COMMODITY EXCHANGE ACT") AND THE RULES OF THE COMMODITY FUTURES TRADING COMMISSION (THE "CFTC"). HOWEVER, BECAUSE OF THE PARTNERSHIP'S LIMITED TRADING IN COMMODITIES AND BECAUSE THE PARTNERSHIP INTERESTS ARE EXEMPT FROM REGISTRATION UNDER THE 1933 ACT, THE GENERAL PARTNER IS EXEMPT FROM HAVING TO REGISTER AS A COMMODITY POOL OPERATOR ("CPO") WITH RESPECT TO THE PARTNERSHIP PURSUANT TO CFTC RULE 4.13(A)(3). THE GENERAL PARTNER INTENDS TO FILE A NOTICE TO EFFECT SUCH EXEMPTION AND WILL COMPLY WITH THE REQUIREMENTS THEREOF. AS A RESULT, THE GENERAL PARTNER, UNLIKE A REGISTERED CPO, IS NOT REQUIRED TO DELIVER A DISCLOSURE DOCUMENT AND A CERTIFIED ANNUAL REPORT TO THE LIMITED PARTNERS.

THE VALUE OF THE NORTHERN LIGHTS OVERRIDING ROYALTY INTEREST IS HIGHLY SPECULATIVE. AN INVESTMENT IN KLONDIKE ROYALTIES II, LP INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD NOT INVEST IF YOU CANNOT AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS." THE OFFER AND SALE OF THE PARTNERSHIP INTERESTS IS INTENDED TO BE EXEMPT FROM THE SECURITIES REGISTRATION PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS. THE PARTNERSHIP HAS NOT AND WILL NOT BE REGISTERED UNDER THE INVESTMENT COMPANY ACT.

**Klondike Royalties II, LP**
**Klondike Enterprises II, LLC, General Partner**

**660 W. Southlake Blvd., Suite 200**
**Southlake, Texas 76092**
**Telephone: (972) 401-9323**

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[1] The Partnership Interests are being offered pursuant to Regulation Crowdfunding (defined below); provided, however, accredited investors may also invest in the Partnership.

THE SPONSOR OF THE OFFERING OF INTERESTS IN THE PARTNERSHIP IS KLONDIKE ENTERPRISES II, LLC AND IS THE GENERAL PARTNER OF THE PARTNERSHIP (THE "**GENERAL PARTNER**"). NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**") NOR ANY OTHER U.S. OR NON-U.S. SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM (THIS "**MEMORANDUM**") OR APPROVED OR DISAPPROVED OF THE INVESTMENT DESCRIBED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. UNDER THE SECURITIES LAWS, THE INTERESTS MAY NOT BE SOLD, PLEDGED OR TRANSFERRED UNLESS A REGISTRATION STATEMENT IS IN EFFECT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. IN ADDITION, THE INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY CONTAINED IN THE LIMITED PARTNERSHIP AGREEMENT GOVERNING THE PARTNERSHIP (THE "**PARTNERSHIP AGREEMENT**").

THE OFFERING OF INTERESTS PURSUANT TO THIS MEMORANDUM (THE "**OFFERING**") IS STRICTLY LIMITED TO PERSONS WHO WILL PURCHASE INTERESTS FOR THEIR OWN ACCOUNT FOR INVESTMENT AND NOT FOR RESALE. INTERESTS WILL BE SOLD ONLY TO PERSONS THAT QUALIFY AS "**ACCREDITED INVESTORS**" AS DEFINED IN REGULATION D UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR ARE PERMITTED TO INVEST IN THE OFFERING PURSUANT TO REGULATION CROWDFUNDING PROMULGATED UNDER THE SECURITIES ACT.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR AUTHORIZED BY THIS MEMORANDUM. ANY INFORMATION NOT CONTAINED HEREIN OR AUTHORIZED HEREBY MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR ITS GENERAL PARTNER. THE DELIVERY OF THIS MEMORANDUM WILL NOT, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE MATTERS DISCUSSED HEREIN SINCE THE DATE HEREOF.

THE DISTRIBUTION OF THIS MEMORANDUM AND THE OFFER AND SALE OF THE INTERESTS IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. THIS MEMORANDUM IS SUBMITTED IN CONNECTION WITH THE PRIVATE PLACEMENT OF INTERESTS IN THE PARTNERSHIP AND DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE INTERESTS ARE OFFERED SUBJECT TO THE RIGHT OF THE GENERAL PARTNER TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. INTERESTS THAT ARE ACQUIRED BY PERSONS NOT ENTITLED TO HOLD THEM MAY BE COMPULSORILY REDEEMED.

CAPITALIZED TERMS USED AND NOT OTHERWISE DEFINED IN THIS MEMORANDUM WILL HAVE THE RESPECTIVE MEANINGS GIVEN TO THEM IN THE PARTNERSHIP AGREEMENT. TO THE EXTENT THAT THERE IS ANY INCONSISTENCY BETWEEN THIS MEMORANDUM AND THE PARTNERSHIP AGREEMENT OR SUBSCRIPTION DOCUMENTS, THE PROVISIONS OF THE PARTNERSHIP AGREEMENT AND SUBSCRIPTION DOCUMENTS WILL PREVAIL.

THIS MEMORANDUM HAS BEEN PREPARED FOR THE BENEFIT OF PERSONS INTERESTED IN THE OFFERING AND MAY NOT BE USED FOR ANY OTHER PURPOSE. ANY REPRODUCTION OF THIS MEMORANDUM, IN WHOLE OR IN PART, OR THE DISCLOSURE OF ITS CONTENTS, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF THE GENERAL PARTNER, TO ANYONE OTHER THAN REPRESENTATIVES OF THE OFFEREE DIRECTLY CONCERNED WITH THE DECISION REGARDING SUCH INVESTMENT WHO HAVE AGREED TO ABIDE BY THE FOREGOING RESTRICTIONS, IS PROHIBITED.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE PARTNERSHIP OR THE GENERAL PARTNER, OR ANY OF THEIR RESPECTIVE AGENTS OR REPRESENTATIVES, AS LEGAL, BUSINESS, FINANCIAL, TAX OR OTHER ADVICE. PRIOR TO INVESTING IN THE INTERESTS, A PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT WITH, AND MUST RELY UPON, HIS, HER OR ITS OWN ATTORNEY AND FINANCIAL AND TAX ADVISORS TO FULLY UNDERSTAND THE CONSEQUENCES OF AN INVESTMENT IN THE INTERESTS AND ARRIVE AT HIS, HER OR ITS OWN EVALUATION OF THE INVESTMENT, INCLUDING THE MERITS AND RISKS INVOLVED.

INVESTMENT IN THE INTERESTS WILL INVOLVE A HIGH DEGREE OF RISK DUE, AMONG OTHER THINGS, TO THE NATURE OF THE PARTNERSHIP'S INVESTMENTS. PROSPECTIVE INVESTORS SHOULD PAY PARTICULAR ATTENTION TO THE INFORMATION IN "RISK FACTORS" AND "CONFLICTS OF INTEREST AND TRANSACTIONS WITH RELATED PARTIES" OF THIS MEMORANDUM. INVESTMENT IN THE PARTNERSHIP IS SUITABLE ONLY FOR SOPHISTICATED INVESTORS AND REQUIRES THE FINANCIAL ABILITY AND WILLINGNESS TO ACCEPT THE HIGH RISKS AND LACK OF LIQUIDITY INHERENT IN AN INVESTMENT IN THE PARTNERSHIP. INVESTORS IN THE PARTNERSHIP MUST BE PREPARED TO BEAR SUCH RISKS FOR AN INDEFINITE PERIOD OF TIME. NO ASSURANCE CAN BE GIVEN THAT THE PARTNERSHIP'S INVESTMENT OBJECTIVES WILL BE ACHIEVED OR THAT INVESTORS WILL RECEIVE A RETURN OF THEIR CAPITAL.

THE GENERAL PARTNER WILL MAKE AVAILABLE TO EACH PROSPECTIVE INVESTOR OR SUCH INVESTOR'S REPRESENTATIVE DURING THIS OFFERING AND PRIOR TO THE SALE OF ANY INTERESTS, THE OPPORTUNITY TO ASK QUESTIONS AND RECEIVE ANSWERS CONCERNING THE TERMS AND CONDITIONS OF AN

INVESTMENT IN THE PARTNERSHIP OR ANY OTHER RELEVANT MATTERS, AND TO OBTAIN ANY ADDITIONAL INFORMATION (TO THE EXTENT THAT THE GENERAL PARTNER POSSESSES SUCH INFORMATION OR CAN OBTAIN IT WITHOUT UNREASONABLE EFFORT OR EXPENSE) NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION IN THIS MEMORANDUM.

THE PARTNERSHIP MAY USE INTEREST RATE SWAPS AND CAPS SOLELY TO HEDGE AGAINST ANY INTEREST RATE EXPOSURE RESULTING FROM RISING INTEREST RATES AND ONLY TO THE EXTENT THAT ITS INVESTMENTS ARE FINANCED WITH FLOATING RATE INDEBTEDNESS. THE PARTNERSHIP WILL NOT OTHERWISE ENGAGE IN COMMODITIES TRADING.

ALL INFORMATION CONTAINED HEREIN, INCLUDING ANY ESTIMATES OR PROJECTIONS, IS BASED UPON INFORMATION PROVIDED BY THE GENERAL PARTNER OR THIRD PARTIES. CERTAIN ECONOMIC AND FINANCIAL MARKET INFORMATION CONTAINED HEREIN HAS BEEN OBTAINED FROM PUBLISHED SOURCES AND/OR PREPARED BY OTHER PARTIES. WHILE SUCH SOURCES ARE BELIEVED TO BE RELIABLE, NONE OF THE PARTNERSHIP, THE GENERAL PARTNER, THEIR RESPECTIVE AFFILIATES OR ANY OTHER PERSON(S) ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION, AND NO REPRESENTATION OR WARRANTY IS MADE WITH RESPECT THERETO. UNLESS OTHERWISE SPECIFIED HEREIN OR IN A SUPPLEMENT, ALL INFORMATION CONTAINED IN THIS MEMORANDUM RELATING TO THE GENERAL PARTNER OR THEIR RESPECTIVE AFFILIATES HAS BEEN COMPILED AS OF THE DATE SET FORTH ON THE COVER PAGE OF THIS MEMORANDUM.

ANY PROJECTIONS OR OTHER FORECASTS OR TARGETED RETURNS CONTAINED HEREIN ARE BASED ON SUBJECTIVE ESTIMATES AND ASSUMPTIONS ABOUT CIRCUMSTANCES AND EVENTS THAT HAVE NOT YET TAKEN PLACE, MAY NEVER TAKE PLACE, AND ARE SUBJECT TO MATERIAL VARIATION. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT ANY PROJECTED OR FORECASTED RESULTS WILL BE ATTAINED. TARGETED OR POTENTIAL PERFORMANCE RESULTS MAY NOT BE ACHIEVED AND THERE CAN BE NO ASSURANCE THAT THE PARTNERSHIP OR INVESTORS IN THE PARTNERSHIP WILL ACHIEVE FAVORABLE RESULTS. THE GENERAL PARTNER HAS A SOUND BASIS FOR THE TARGETED RETURNS CONTAINED HEREIN BASED ON THEIR RESPECTIVE PRINCIPALS' EXPERIENCE AND ASSESSMENT OF CURRENT MARKET CONDITIONS.

FURTHERMORE, THIS MEMORANDUM CONTAINS "FORWARD-LOOKING" STATEMENTS AS DEFINED IN SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS MEMORANDUM THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WORDS SUCH AS "BELIEVES," "ANTICIPATES," "PLANS," "EXPECTS," "WILL," "TARGETS," AND SIMILAR EXPRESSIONS IDENTIFY AS FORWARD-LOOKING STATEMENTS. THERE ARE A NUMBER OF IMPORTANT FACTORS THAT COULD CAUSE THE RESULTS OF OUTSTANDING AND FUTURE INVESTMENTS, WITHIN AND OUTSIDE OF THE PARTNERSHIP, TO DIFFER MATERIALLY FROM THOSE INDICATED BY THESE FORWARD-LOOKING STATEMENTS, INCLUDING WITHOUT LIMITATION, FACTORS SET FORTH IN THE "CERTAIN RISK FACTORS AND CONFLICTS OF INTEREST" SECTIONS OF THIS MEMORANDUM. ALL FORWARD-LOOKING STATEMENTS INCLUDED HEREIN ARE BASED ON INFORMATION AVAILABLE ON THE DATE HEREOF AND NEITHER THE PARTNERSHIP, THE GENERAL PARTNER OR THEIR RESPECTIVE AFFILIATES ASSUMES ANY DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENT(S).

ANY PRIOR INVESTMENT RESULTS AND RETURNS OF COLLECTIVE INVESTMENT VEHICLES MANAGED BY AFFILIATES OF THE GENERAL PARTNER CONTAINED IN THIS MEMORANDUM ARE PROVIDED FOR ILLUSTRATIVE PURPOSES ONLY AND ARE NOT NECESSARILY INDICATIVE OF THE PARTNERSHIP'S POTENTIAL INVESTMENT RESULTS. ALL PRIOR INVESTMENT RESULTS ARE APPROXIMATES AND HAVE BEEN INTERNALLY PREPARED IN GOOD FAITH BY AFFILIATES OF THE GENERAL PARTNER AND ARE NOT AUDITED. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

# TABLE OF CONTENTS

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| Exhibit A | Limited Partnership Agreement |
| Exhibit B | Subscription Agreement |
| Exhibit C | Oil and Gas Mineral and Royalty Acquisition Investment Opportunity – Major Petroliferous Sedimentary Basins Onshore Conterminous USA (Geological Review) |

## SUMMARY OF THE OFFERING

This section summarizes the offering of limited partnership interests by Klondike Royalties II, LP (the "**Partnership**"). The summary is qualified in its entirety by the more detailed information appearing in this Memorandum, including the Partnership Agreement and the Subscription Documents attached hereto as exhibits. Capitalized terms not otherwise defined in this Memorandum shall have the meanings set out in the Partnership Agreement (the "**Partnership Agreement**") attached hereto as Exhibit A.

**NOTHING IN THIS SUMMARY SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN ADVISORS REGARDING THE LEGAL AND TAX CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE LIMITED PARTNERSHIP INTERESTS OFFERED PURSUANT TO THIS MEMORANDUM.**

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| **Investment Objective** | The Partnership intends to purchase 0.0741% of an overriding royalty interest (the "**Northern Lights ORRI**," or "**Asset**") in six State of Alaska competitive oil and gas leases covering lands located in the Kitchen Lights Unit of Cook Inlet, Alaska (these six leases are sometimes referred to as the Kitchen Lights Lease Area). The investment is contemplated to be a long-term investment in an oil and gas field that is in the process of being developed by an unaffiliated third party. The Northern Lights ORRI will be purchased from ProAK, LLC, the owner of the General Partner (defined below) ("**ProAK**"), although we reserve the right to purchase the Northern Lights ORRI from other affiliates and third parties. |
| | The Northern Lights ORRI is currently not generating any revenues, and this investment is highly speculative. |
| **The Partnership** | Klondike Royalties II, LP, a Delaware limited partnership. Our address is 660 W. Southlake Blvd., Suite 200, Southlake, Texas 76092. Our telephone number is (972) 401-9323. |
| **The General Partner; Crowdfunding Intermediary** | Klondike Enterprises II, LLC, a Delaware limited liability company (the "**General Partner**"), will serve as the General Partner. ProAK, LLC is the sole member and manager of the General Partner. The General Partner has broad authority to manage the Partnership. The Offering is being made through DealMaker Securities LLC (the "**Intermediary**") (CRD# 315324, SEC # 008-70756, and CIK 0001872856). The Intermediary will be entitled to receive fees related to the purchase and sale of the Partnership Interests (defined below). Purchasers of the Partnership Interests must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**"). You may cancel an investment commitment until up to 48 hours prior to September 1, 2027 (the "**Offering Deadline**"), or such earlier time as the General Partner designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Partnership's offer to sell the Partnership Interests at any time for any reason. |
| | Intermediary is to receive an 8.5% cash commission for the processing of investment commitments. There is an advance of $17,500, and $2,000/month for technical account management. |

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| **Investor Suitability Requirements (***Accredited Investors and Person Qualified under Regulation Crowdfunding only***); Securities Offered** | We are offering Partnership Interests of the Partnership to qualified investors who will be admitted as limited partners of the Partnership (the "**Limited Partners**," together with the Limited Partners and General Partner collectively, the "**Partners**"). |

The offering of Interests will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") in accordance with Regulation Crowdfunding promulgated under the Securities Act. The Partnership will not be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), in reliance upon an exemption from the registration provisions thereof.

We are offering partnership interests (the "**Partnership Interests**") in a Delaware limited partnership. If you subscribe in this offering and your subscription is accepted by the General Partner, you will become a limited partner in the Partnership. The Partnership is a tax flow-through entity, which means that all profits and losses will be allocated to the partners in accordance with the allocation provisions of the Partnership Agreement. The Partners will most likely report these items as part of their personal tax returns and pay taxes on their respective share of the profits.

The Partnership Interests will be sold only to persons who are (i) "**accredited investors**" within the meaning of Rule 501 of Regulation D, or (ii) satisfy the requirements for investment under Regulation Crowdfunding.

"**Regulation Crowdfunding**" means Section 4(a)(6) of the Securities Act and the rules and forms adopted by the SEC, as amended. Regulation Crowdfunding generally limits investments for non-accredited investors to a Capital Contribution amount that does not exceed (i) if such Limited Partner's annual income or net worth is less than $124,000.00, then the greater of (A) $2,500.00 or (B) 5% of such Limited Partner's annual income or net worth; or, (ii) if such Limited Partner's annual income and net worth are equal to or greater than $124,000.00, then the lesser of (A) 10% of the greater of such Limited Partner's annual income or net worth or (B) $124,000.00. Such calculation of the maximum investment amount (or Capital Contribution amount) of a Limited Partner that is not an accredited investor will include all aggregate investment amounts by such Limited Partner in any issuer offering securities in reliance on Regulation Crowdfunding under the Securities Act.

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| **Offering Amount** | The Partnership is accepting a minimum amount of $10,000.08 (the "**Target Offering Amount**") as capital contributions to the Partnership (the "**Capital Contributions**") in exchange for Partnership Interests (this **"Offering**"). After the Target Offering Amount is reached, the Partnership may accept up to $1,235,000.00 total Capital Contributions in the General Partner's discretion (the "**Maximum Target Offering Amount**"). |
| **Minimum Investment; Transaction Fee** | The minimum Capital Contribution of a Limited Partner will be $510.00, which includes a Transaction Fee (defined below), although the General Partner reserves the right to accept Capital Contributions of lesser amounts in its sole discretion. Each Limited Partner shall pay a fee totaling 2% of its total Capital Contribution (the "**Transaction Fee**") upon making an |

investment through the Intermediary. The Transaction Fee will not be made a part of such Limited Partner's Capital Contribution. The Transaction Fee is waived for any Limited Partner that makes a Capital Contribution of $2,500.00 or more. The Intermediary will receive a cash commission on this fee.

**Closings**

Once the Target Offering Amount is reached, the Partnership may hold one or more Closings (the "**Closings**"). All Closings must be initiated at least 21 days after the date on which the Intermediary opens access to the Offering website on which subscription applications are made available to potential investors (such date referred to as the "**Initial Offering Date**," and no new Limited Partners may initiate a subscription agreement after the conclusion of a 12-month period from when the Offering , the "**Offering Period**").

**Distributions to the Partners**

Each distribution of Distributable Cash (as defined below) with respect to an investment, other than Tax Distributions (discussed below), will be apportioned among the Partners in proportion to each of their respective percentage interests in such investment. Amounts apportioned to the General Partner will be distributed to the General Partner. Amounts apportioned to a Limited Partner will be distributed as follows:

(i)     First, 13.5% to the General Partner and 86.5% to respective Limited Partner until such Limited Partner has received cumulative distributions from the Partnership equal to (a) the amount of their respective unreturned Capital Contribution(s) plus (b) 10% of such respective unreturned Capital Contribution(s) paid to the Partnership (collectively, the "**Preferred Return**");

(ii)    Second, 16.5% catch-up distribution to the General Partner and 83.5% to the respective Limited Partner until the General Partner has received aggregate distributions pursuant to this Section (ii) equal to 15% of the cumulative amount of the distributions made under Section (i) above and this Section (ii); and

(iii)   Thereafter, 85% to the respective Limited Partner and 15% to the General Partner.

Distributed amounts to the General Partner described above are referred to as the General Partner's "**Carried Interest**."

"Distributable Cash" means the cash and cash equivalents held by the Partnership (determined in accordance with its accounting policies for reporting cash flows), less any amount that the General Partner determines should be retained for the reasonable current and future needs of the Partnership business.

The Partnership will use commercially reasonable efforts to make annual tax distributions to the Partners by no later than March 31 of each year ("**Tax Distribution**"). The intent is to distribute an amount, taking into account other distributions for the applicable year, equal to the total income allocated to the Partners for such year multiplied by an assumed tax rate. The Partnership will endeavor to fund the Tax Distribution from available cash, and may also borrow funds or make capital calls if necessary and prudent to make the Tax Distribution. In the event the full Tax Distribution cannot be made, the Partners will receive their pro rata share of the amount to be distributed in the ratio of their assumed tax amounts and will be notified.

**Fund Expenses**

The Partnership will bear up to $200,000.00 of all direct expenses incurred in connection with forming and establishing the Partnership or General Partner and the offering and sale of Partnership Interests.

Expenses of the Partnership may include, without limitation (i) payments to third-party consultants; (ii) all out-of-pocket expenses incurred in connection with the sourcing, evaluating, making, holding, monitoring, maintaining or refinancing of any investment, including geological work, engineering consulting, landman consulting, other consulting, advisory, investment banking and other professional fees relating to particular investments or contemplated investments; (iii) expenses incurred in connection with the operation of the Partnership, including (A) legal, accounting, auditing, administrative, platform (i.e., the fees of the Intermediary) and consulting fees and expenses, (B) fees and expenses associated with the preparation and distribution of the Partnership's financial statement, tax returns, Schedule K-1's and related tax and financial statements and (C) related to compliance with U.S. federal, state, local, non-U.S. and other laws and regulations on behalf of the Partnership, and related expenses, including expenses related to legal inquiries (formal and informal), including regulatory "sweeps," (iv) litigation related and indemnification expenses, including the costs of any settlements in connection therewith and expenses relating to obtaining and maintaining insurance to benefit, directly or indirectly, the Partnership or the General Partner and their respective affiliates or their respective shareholders, partners, members, officers, directors, employees and agents; (v) interest expenses and other financing charges; (vi) fees charged by the administrator of the Partnership; and (vii) operations, accounting and portfolio-related software, and related connectivity costs of each such type of software.

**Compensation to the General Partner**

The General Partner will, in addition to the Carried Interest, receive 15% of the gross proceeds of this offering in payment of fees and expenses. To the extent this exceeds actual expenses incurred by the General Partner, the excess should be considered compensation to the General Partner. The General Partner will also receive an annual management fee of $35,000.00 (the "**Management Fee**"), which we anticipate will be billed on an annual basis pro-rata to the Limited Partners. Fees for services provided by third parties will be paid by the Partnership and billed pro-rata to the Limited Partners. As additional compensation for its efforts in organizing and managing the Partnership, the General Partner, or its assigns, will have the right to share in distributions in accordance with the Net Distribution Interest provision described below.

The General Partner will also receive a "**General Partner 15% Fixed Fee**" calculated on the aggregate cost amount for the acquisition by the Partnership of assets. The General Partner 15% Fixed Fee is fixed fee compensation paid on non-accountable basis to the General Partner to defray direct and indirect costs related to purchase and transfer of Partnership assets.

**Use of Proceeds**

We intend that approximately 78% of the proceeds received from the sale of the Partnership Interests will be used to purchase the Northern Lights ORRI in six State of Alaska competitive oil and gas leases covering lands located in the Kitchen Lights Unit of Cook Inlet, Alaska, from ProAK, although the royalties could also be purchased from affiliates or unaffiliated third parties.[2] Proceeds received from the sale of the Partnership Interests will also be used by the Partnership to pay Organization and Offering Expenses and Administrative Fees to the General Partner on a fixed, non-accountable basis as a percent of the proceeds received in this offering. To the extent that such fixed, non-accountable payments exceed actual expenses incurred by the General Partner, the excess should be considered compensation to the General Partner.

**Net Distribution Interest**

Upon completion of the Preferred Return, the General Partner, or its assigns, will have the right to receive at least 15% of each distribution made by the Partnership, whether as a distribution, or in redemption of Partnership Interests (as described below) or on dissolution of the Partnership.

**Capital Calls**

We anticipate that, subject to certain investment amount limitations, the General Partner will call upon the Limited Partners to contribute additional capital to the Partnership (a "**Capital Call**") for payment of the annual Management Fee and the Third Party Expenses (to be defined in the Partnership Agreement) incurred by the Partnership until the Partnership begins to receive regular payments from production. If a Limited Partner fails to timely pay a Capital Call, such Limited Partner will be assessed interest at an annual rate of 18% from the date due until paid, and the Partnership shall have the right to offset the entire amount of unpaid Capital Calls and any accrued interest against any distribution otherwise due to such Limited Partner. If a Limited Partner fails to timely pay three or more Capital Calls, whether or not such defaults are as to successive Capital Calls, then such Limited Partner's Partnership Interest may be forfeited to the Partnership and reallocated among the remaining Limited Partners in proportion to their Partnership Interest, or may be redeemed for the amount of any unpaid Capital Calls, and such Limited Partner will lose its entire interest in the Partnership.

**Term**

The term of the Partnership will be from the date of the Initial Closing until one year thereafter, and shall automatically renew for subsequent one-year terms thereafter until the year 2050, unless the Partnership is terminated at the end of a prior renewal term in the General Partner's sole discretion (as extended, the "**Term**").

**Distributions in Kind**

During the Term, the Partnership will only make distributions to Limited Partners of cash or liquid securities. Following the expiration of the Term,

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[2] The General Partner 15% Fixed Fee (see Use of Proceeds section below for more detail) is an asset acquisition cost and, accordingly, is included in any aggregate asset acquisition estimated percentages contained in this Memorandum.

the Partnership may make distributions of illiquid securities to Limited Partners, including any type of royalty interests.

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| **Limitation of Liability, Indemnification and Exculpation** | Subject to applicable law, none of the General Partner, its respective affiliates or the directors, officers, partners, members, employees or agents of each of them (each, a "**Covered Person**") will be liable to the Partnership or the Limited Partners for any act or omission of such person relating to the Partnership, except for any such act or omission constituting gross negligence, fraud or willful misconduct. The Partnership will indemnify each Covered Person against all claims, damages, liabilities, costs and expenses, including legal fees, to which such Covered Person may be or become subject by reason of such Covered Person's activities on behalf of the Partnership, or otherwise relating to the Partnership Agreement, except to the extent that such claims, damages, liabilities, costs or expenses are determined to have resulted from such Covered Person's own gross negligence, fraud or willful misconduct. |
| | Indemnification expenses shall be advanced and paid when incurred (even if prior to a final determination of availability of indemnification), subject to exceptions described in the Partnership Agreement. |
| **Investor Giveback** | Subject to the limitations described below, each Limited Partner may be required to return distributions for the purpose of funding such Limited Partner's share of any indemnity obligations or other expenses of the Partnership. Except to the extent otherwise required by law, no Limited Partner will be required to return any distribution after the 4th anniversary of the date of such distribution (or later with respect to certain pending claims and proceedings). Generally, the total clawback payments demanded from each Partner shall not exceed the lesser of (A) the Partner's allocable share of the unsatisfied indemnity obligations, determined based on the relative distributions to the Partner, (B) 100% of the total cumulative distributions to the Partner as of the applicable demand date, and (C) 50% of the total cumulative Capital Contributions made by the Partner as of the applicable demand date. |
| **Side Letter** | The General Partner or any of its Affiliates may enter into side letters with any accredited investor Limited Partner which may vary the terms of the Partnership Agreement as to such particular Limited Partner only. |
| **Reports** | Not later than 120 days after the end of the fiscal year, the General Partner shall use commercially reasonable efforts to prepare and deliver to each Limited Partner an unaudited report (prepared in accordance with generally accepted accounting principles) setting forth as of the end of such fiscal year, (i) a statement of the Limited Partner's capital account and a reconciliation thereof with respect to the balance of such capital account as of the end of the immediately preceding fiscal year, (ii) a statement of such Limited Partner's unfunded Capital Contribution as of the end of such fiscal quarter and (iii) a report of all Partnership assets, valued at historical cost. |
| | In the event that the General Partner, in its sole discretion, determines that the Partnership will be audited for any fiscal year, the General Partner will |

distribute audited financial statements as promptly as practicable following the completion of the audit.

**Borrowing**

The General Partner is authorized to borrow up to 25% of aggregate fair market value of the assets of the Partnership as collateral, without the consent of the Partners. Any borrowing in excess of this limit requires the consent of a Majority-In-Interest of the Limited Partners.

Additionally, affiliates of the General Partner may provide short term debt financing to the Partnership in order to facilitate timely asset acquisitions.

**Regulatory Matters**

The Partnership will not be registered as an investment company under the Investment Company Act of 1940 in reliance upon an exemption from registration provided by guidance under Regulation Crowdfunding.

The General Partner is not registered as an investment adviser with the Securities and Exchange Commission or the Texas State Securities Board in reliance upon an exemption from registration provided by Section 203(b)(1) and Rule 109.6, respectively. However, the General Partner may become registered under the Investment Advisers Act of 1940 (as amended, the "**Advisers Act**") or under Texas law, at a future date if it determines that registration is necessary or otherwise appropriate with applicable law.

**No Transfer of Partnership Interests**

There is no market for the Partnership Interests and no public or private market for the Partnership Interests is likely to develop. The Partnership Interests have not been registered under state or federal securities laws. Except for certain limited Permitted Transfers, the Partnership Interests may not be sold, assigned, pledged or otherwise transferred except under specified conditions, including the requirement that the Partnership Interests be registered under the Securities Act of 1933, as amended, and all other applicable securities laws or that an opinion of counsel satisfactory to the Partnership be rendered to the effect that such registrations are not required. The Partnership Interests are also subject to certain transfer restrictions under the terms of the Partnership Agreement. Because of the restrictions on transfer, the Partnership Interests may not be readily accepted as collateral for any debt or loan. The Partnership Interests are not likely to become eligible for resale under Rule 144 or 144A. Consequently, the Partnership Interests are suitable only for investment by persons with no need for liquidity.

**ERISA Considerations**

The General Partner intends to use reasonable commercial efforts to either (i) limit equity participation by "benefit plan investors," within the meaning of Section 3(42) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), to less than 25% of the total value of each class of equity interests in the Partnership; or (ii) structure investments of the Partnership and operate the Partnership in such a manner so as to qualify the Partnership as a "venture capital operating company" or "real estate operating company" so that the underlying assets of the Partnership will not constitute "plan assets" of plans subject to Title I of ERISA or Section 4975 of the Code.

**Tax Aspects**

The Partnership expects to be classified as a partnership for U.S. federal income tax purposes. As such, the Partnership does not expect to be subject to federal income tax, and each Partner, in computing the Partner's federal income tax liability, will be required to include the Partner's allocable share of the items of income, gain, loss, and deduction of the Partnership, regardless of whether any distributions have been made by the Partnership to the Partner. This will be the case, even though the Partnership may not have made any cash distributions to its Partners in that year. Thus, it is possible that a Partner's investment will increase the Partner's federal income tax burden, without a corresponding cash distribution, in which case the Partner would be required to satisfy tax liabilities attributable to the Partner's share of Partnership income with case from sources other than the Partnership.

The Partnership will invest and may borrow in a manner that may create "unrelated business taxable income" ("**UBTI**") within the meaning of Section 512 of the Internal Revenue Code OF 1986, as amended (the "**Code**") for tax-exempt Limited Partners and income "effectively connected" with the conduct of a trade or business within the United States ("**ECI**") within the meaning of Section 864(b) of the Code for non-U.S. Limited Partners. It is not expected that the Partnership will make any effort to minimize or reduce UBTI or ECI allocable to any Limited Partner. Each prospective investor should consult with the prospective investor's own tax advisors regarding all federal, state, and local tax considerations associated with acquiring and owning an Interest. In particular, tax-exempt and non-U.S. investors, if any, may be subject to adverse tax consequences under the U.S. tax laws as a result of acquiring and owning Interests.

The Partnership's activities may give rise to "unrelated business taxable income" within the meaning of Code Section 512 for Partners that are otherwise exempt from federal income tax, and may create income that is deemed to be effectively connected with the conduct of a U.S. trade or business for Partners that are nonresident alien individuals or foreign corporations. Accordingly, an investment in the Units may not be appropriate for prospective investors that are tax-exempt organizations or non-U.S. persons.

If the Partnership's federal income tax information return is audited by the Internal Revenue Service (the "**IRS**"), the tax treatment of all Partnership tax items will be determined at the Partnership level in proceedings controlled by the General Partner as the Partnership's designated "partnership representative." A Partner is generally not entitled to notice of, or entitled to participate in, any such proceeding, and is generally bound by any actions taken by the General Partner in the proceeding.

| | |
|---|---|
| **Amendments** | The Partnership Agreement may be changed or amended by the General Partner with approval of a Majority-In-Interest of the Limited Partners; provided, however, that no amendment shall, without the consent of each Limited Partner affected thereby, (i) increase the Capital Contribution of a Limited Partner or (ii) increase the liability or potential liability of a Limited Partner beyond the liability of such Limited Partner expressly set forth in the Partnership Agreement without the express written consent of such Limited Partner. |

The General Partner may amend the Partnership Agreement without the consent of the Limited Partners as follows: (i) to cure any ambiguity or respond to changes in the law for the benefit of the Partners, (ii) to reflect changes for administrative or other matters that do not have a material or adverse effect on the Partnership or any Limited Partner, (iii) to improve, upon advice of counsel, the Partnership's position in (A) satisfying Investment Company Act exemptions (or similar state law), (B) qualifying for ERISA plan asset exemptions, (C) sustaining its tax positions or those of any of its Partners, (D) avoiding publicly traded partnership status, or (iv) to make any changes required by New Limited Partners admitted after the Initial Offering Date if the changes do not adversely affect the previously admitted Limited Partners, or (E) complying with the requirements of the Corporate Transparency Act or any exemption thereunder.

**Redemption of Interests**

Partnership Interests may be redeemed by the Partnership in certain circumstances (e.g., in the event of a breach of the Partnership Agreement, attempted transfer of Partnership Interest, etc.). Redemption payments will be subject to the 15% Net Distribution Interest.

**Confidentiality**

Limited Partners will be subject to customary confidentiality restrictions with respect to confidential information of the Partnership, General Partner and their respective affiliates.

**Counsel to the Partnership**

This Memorandum has been prepared by outside legal counsel in its role as legal counsel to the General Partner and in accordance with the instructions of the General Partner. Such outside legal counsel has not acted and will not act as legal counsel to any Limited Partner, investor or potential investor in the Partnership, excepting any Partnership Interests owned by the General Partner or certain of the principals to the Partnership described in this Memorandum.

## OUR BUSINESS

WE EXPECT EACH RECIPIENT OF THIS MEMORANDUM TO KEEP CONFIDENTIAL THE INFORMATION IN THIS MEMORANDUM. IF YOU BELIEVE YOU NEED TO PROVIDE THIS INFORMATION TO ANYONE OTHER THAN YOUR ADVISORS WHO ARE OBLIGATED TO KEEP INFORMATION YOU PROVIDE CONFIDENTIAL, PLEASE CALL US FIRST SO THAT WE MAY OBTAIN AN APPROPRIATE CONFIDENTIALITY AGREEMENT THAT PROTECTS OUR INTERESTS AND THE INTERESTS OF OUR INVESTORS.

We are offering limited partnership interests ("**Partnership Interests**") in Klondike Royalties II, LP (the "**Partnership**"), a limited partnership created under the laws of the state of Delaware on May 10, 2023 by Klondike Enterprises II, LLC, a Delaware limited liability company and general partner of the Partnership (the "**General Partner**"), and ProAK, LLC ("**ProAK**"), the sole member and manager of the General Partner.

We intend to purchase 0.0741% of an overriding royalty interest (the "**Northern Lights ORRI**," or "**Asset**") in six State of Alaska competitive oil and gas leases covering lands located in the Kitchen Lights Unit of Cook Inlet, Alaska (these six leases are sometimes referred to as the Kitchen Lights Lease Area). The Partnership is offering up to $1,235,000.00, rounded up to the nearest whole dollar and including the Transaction Fee in Partnership Interests. The Northern Lights ORRI is currently owned by ProAK, although we reserve the right to purchase the Northern Lights ORRI from other affiliates and third parties. The transfer of the Northern Lights ORRI will be subject to the approval of the State of Alaska. The Partnership must submit an Application for Assignment of Interest in Oil and Gas Leases to the Alaska Department of Natural Resources, Division of Oil and Gas for approval of the commissioner. We anticipate that the transfer will be approved. The investment is contemplated to be a long-term investment in an oil and gas field that is in the process of being developed by an unaffiliated third party. The Northern Lights ORRI is currently not generating any revenues, and this investment is speculative.

The Partnership has not yet begun operations and has not conducted any investment Closing or acquired ORRI assets. Accordingly, the Partnership may generate losses.

In order to subscribe, you must be either an accredited investor or a person who satisfies the requirements of Regulation Crowdfunding. The minimum Capital Contribution is $510.00 (including the 2% Transaction Fee), but the General Partner may accept lesser amounts in its discretion. The Offering may be terminated at any time in the General Partner's discretion, but in any event will terminate upon the earlier of the sale of all offered Partnership Interests or one year from the date hereof.

**AN INVESTMENT IN THE PARTNERSHIP INTERESTS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER INVESTING IN THE PARTNERSHIP INTERESTS ONLY IF YOU HAVE THE FINANCIAL ABILITY AND WILLINGNESS TO ACCEPT SUCH RISK.**

# CROWDFUNDING DISCLOSURES

The Partnership makes the following disclosures in order to meet reporting requirements set forth in 17 CFR § 227.201:

- The Partnership had no assets or operations prior to completing its initial closing with Limited Partners as of June 2, 2025, and purchased the ORRI assets described in the Summary of the Offering above thereafter. Otherwise, there are no historical or ongoing business operations, nor changes in financial condition, to report.

- The Partnership has included in the offering materials copies of the 2024 and 2025 audited financials.

- As stated in the Summary of the Offering, the Partnership is managed by its General Partner, Klondike Enterprises II, LLC, and has no officers.

- No Limited Partner owns 20% or more of the voting equity securities of the Partnership.

- No exempt offerings by the Partnership have been conducted within the past three years.

# RISK FACTORS

**An investment in the Partnership involves risks. You should carefully consider the following information about these risks, together with the other information contained in this Memorandum and the attached exhibits before deciding whether to purchase a Partnership Interest. The tax consequences of an investment in a Partnership Interest are complex and you may incur taxable income without any corresponding distribution from the Partnership. You should consult with your own legal, tax and financial advisors about an investment in the Partnership. If any of the events described below actually occurs, the value of the Partnership Interests could decline, and you could lose all or part of your investment. The risks described below are not the only risks associated with an investment in the Partnership. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also harm our business, financial condition and operating results, and you could lose all or part of your investment.**

**Regulation Crowdfunding Risk Factors**

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.  IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES (PARTNERSHIP INTERESTS) HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.  THESE SECURITIES (PARTNERSHIP INTERESTS) ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

**Risks Related to the Northern Lights ORRI**

*There is currently no production of oil or gas from the acreage that is subject to the Northern Lights ORRI.* The Northern Lights ORRI will likely be the sole asset of the Partnership. The success of the Partnership is contingent on the successful completion of a productive and economical oil or gas well within the Northern Lights ORRI. To the extent such a well is ever completed, it may be several years before the Partnership receives any revenue or distributions are made to the Limited Partners. If such a well is never completed, then investors will likely lose their entire investment. Therefore, an investment in the Partnership is highly speculative.

*The Northern Lights ORRI may never generate revenues.* The Northern Lights ORRI will generate revenues only if, as and when oil and gas wells are drilled and completed, production commences and the production is sold on the leases underlying our Northern Lights ORRI. We anticipate that it could take two years or more before the Northern Lights ORRI begins to generate any revenues from the sale of production. There is no assurance that any production will be achieved, or that sufficient production will be obtained to enable you to realize any cash return on your investment in the Partnership. You may lose part of or all of your investment.

*We have estimated the value of the Northern Lights ORRI based in part on a reserve report and the reserve report classifies the reserves as "contingent resources," which is sub-commercial.* "Proved," "probable" and "possible" are all classified as commercial standards whereas "contingent resources" are classified as sub-commercial. The reserves described in the report are estimates based on engineering and geological judgment. There are numerous uncertainties involved in the estimation of oil and gas reserves. In addition, unlike most other reserve reports, there are no proved reserves in the Kitchen Lights Lease Area. Therefore, in addition to the normal uncertainties involved in an oil and gas reserve estimate, the reserve estimate in this report is subject to additional contingencies regarding the timing of exploration drilling and development, and the potential for forfeiture of the underlying leases if exploration and development commitments to Alaska are not met. The reserve estimates should not be considered a representation of fair market value or any other commonly recognized measure of investment value.

*We have an evaluation of the Northern Lights ORRI based in part on an engineering report.* The "contingent resources" described in the report are volume estimates based on engineering and geological judgment. There are numerous uncertainties involved in the estimation of the royalty evaluation. There are no proved reserves in the Kitchen Lights Lease Area. This evaluation is based on the Cobb & Associates September 22, 2004 "Reserve Evaluation of the Northern Lights Project Located in Cook Inlet of Alaska" probabilistic evaluation of the reserves and resource volumes and values for several of the Prodigy leases (the "**2004 Report**"). Evaluation stipulations: the volumes presented in this report result from the evaluation of the contingent resources for the interest of Prodigy in certain oil properties located the Cook Inlet, Alaska, consistent with the 2018 update to the petroleum industry's "Petroleum Resources Management System." The evaluation is based on data supplied by Prodigy and on public statements by Furie. The changes from the 2004 Report include classifying all volumes as "contingent resources" because of the currently-uncertain development plans for the Kitchen Lights Unit, and the restriction of the evaluation to the "Central Area" leases from the 2004 Report, which includes the leases in the Kitchen Lights Unit in which Prodigy maintains an ORRI. Therefore, in addition to the normal uncertainties involved in an oil and gas reserve estimate, the evaluation in this report is subject to additional contingencies regarding the timing of exploration drilling and development, and the potential for forfeiture of the underlying leases if exploration and development commitments to Alaska are not met. The royalty evaluation should not be considered a representation of fair market value or any other commonly recognized measure of investment value.

*The fair market value of the Northern Lights ORRI may be significantly less than our estimated value.* ProAK has independently placed a value for a portion of its Northern Lights ORRI. This is not a representation of the current fair market value of these royalty interests. Knowledgeable sellers with experience in both oil and gas and in the Cook Inlet have sold or agreed to sell their overriding royalty interests for significantly less (proportionately) than our estimated value. These include previous recent sales to and from Mr. Bartholomae and ProAK.

*There is no assurance that a development well will be successfully drilled and completed in the Kitchen Lights Lease Area.* Deadlines under prior plans of exploration in the Kitchen Lights Unit have been missed and extended in the past. Numerous factors could prevent the completion of a well, including weather conditions, environmental issues, more promising opportunities elsewhere, lack of financing and technical problems with a well. We will not began receiving payments unless and until the Current Operator (defined below) drills a well in the Kitchen Lights Lease Area and production commences from a formation or horizon included in the Northern Lights ORRI.

*We will not control exploration or development of the Kitchen Lights Unit.* We will not be able to control the exploration or future development of the Kitchen Lights Unit. We will not own the working interest which is entitled to make exploration and development decisions in the Kitchen Lights Unit.

*Exploration and production activities in the Kitchen Lights Unit may be impacted by the 2020 Bankruptcy Court Approved Sale to a Current Operator.* On August 9, 2019 (the "**Petition Date**"), Furie Operating Alaska, LLC ("**Furie**" or "**Operator**"), along with its parent, Cornucopia Oil and & Gas Partnership, LLC ("**Cornucopia**"), and its affiliate, Corsair Oil & Gas LLC, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware (the "**Court**"), which cases were being jointly administered under Case No. 19-11781-LSS, and which is, as of November 30, 2021, being managed in post-confirmation status under the Cornucopia case, Case No. 19-11782 (the "**Bankruptcy Case**"). Furie (and in connection, Cornucopia), and its affiliates Cornucopia Oil & Gas, LLC and Corsair Oil & Gas, LLC are collectively referred to herein as the "Debtors." As part of the protracted process in these Bankruptcy Cases, the Debtors conducted a sale of the Debtors' assets and existing equity interests to a purchaser through a Chapter 11, Bankruptcy Court approved plan. The Bankruptcy Court approved asset and equity sale transaction closed on June 30, 2020 (the "**Approved Sale**"). The Approved Sale also received approval from the State of Alaska and, upon completion of the June 30th transaction closing, transferred the Debtors' assets (including the rights and obligations under the Development plan and related oil and gas leases) owned by the Debtors to the purchaser, Hex Cook Inlet LLC. As a result of the transaction closing on the Approved Sale, Hex Cook Inlet LLC is the new operator (the "**Current Operator**") for Development of the Kitchen Lights Unit. The Bankruptcy Court order approving the Approved Sale to the Current Operator and the closing of the Approved Sale resulted in no material modification of the existing Northern Lights ORRI and left the Northern Lights ORRI undisturbed.

*Impact of Current Operator Approval.* The Approved Sale of Furie's assets results in a significant likelihood that the Current Operator will conduct future exploration activities in the Kitchen Lights Unit. The State of Alaska will also likely scrutinize the Current Operator's exploration activities in Kitchen Lights Unit as well as the plan of development for the Kitchen Lights Unit which plan will require new or repeated amendment (or restatement). This process could impact the extent and timing of exploration activities in the Northern Block of the Kitchen Lights Unit. We anticipate that, at a minimum, the Approved Sale of assets to the Current Operator will result in delayed exploration and gas production activities in the Kitchen Lights Unit for an uncertain period of time.

*Additional Factors with a Current Operator.* Given that there is a Current Operator, there may be additional factors, which are difficult to anticipate at this time and that could ultimately affect a Current Operator's decision on the timing of operations in the North Block. As such, we can provide no assurance that a well will be drilled on any of the leases underlying Northern Lights ORRI in the foreseeable future. That is why we continue to believe this investment opportunity should be considered a long term investment and not be viewed as one which will generate immediate returns to the Partnership, and thus its Partners.

*The primary terms of the leases underlying the Northern Lights Unit have expired and must be extended by the Current Operator.* The Kitchen Lights Unit, approximately 83 thousand acres in the Cook Inlet, is divided into four exploration blocks: the Corsair, North, Southwest and Central Blocks. The six active leases underlying the Northern Lights ORRI are all located in the North Block. The six leases will continue in effect only if the Current Operator complies with the plan of development for the Kitchen Lights Unit or receives approval of an amendment to the plan of development. A plan of development for a unit sets drilling commitments and other commitments. If these commitments are not met, the result could be that one or more undrilled blocks would be contracted out of the unit. If a block is contracted out of the Kitchen Lights Unit, and the leases in the block are past their primary terms and not extended, the leases will be forfeited to the State of Alaska. All of the six leases in the Kitchen Lights Lease Area are past their primary terms and the potential delay in exploration activities due to the Furie bankruptcy filing, the Approved Sale, and operations of the Current Operator may result in the leases underlying the Northern Lights ORRI being forfeited unless the leases are otherwise extended through amendment of the current plan of development for the Kitchen Lights Unit. Any potential lease extension will most likely be in a plan of development with the Current Operator in the Kitchen Lights Unit. In the event that the leases underlying the Northern Lights ORRI are forfeited, the assets to be acquired by the Partnership will have little value, and you will likely lose your entire investment in the Partnership.

Prior to the Furie bankruptcy Petition Date, Furie had obtained approvals by the State of Alaska to amend its plan of development from time-to-time, and the plan of development has been amended in each drilling season. In addition, prior to the Petition Date, Furie had successfully amended its plan of Development for the Kitchen Lights Unit. The current amended plan of development expired in December 2021. The Current Operator will need to formally obtain an extension or amendment to the plan of development from the State of Alaska. We note that the Current Operator submitted an amended plan of development in 2022 and, as of the date of this PPM, the Alaska Division of Oil and Gas (the "**Alaska DOG**") has not yet formally issued approval of the amended plan.

***We will have no control over the Current Operator.*** We will not control the Current Operator nor will we have a vote in whether, when or where the Current Operator drills wells. Revenues from the Northern Lights ORRI will be wholly dependent upon decisions of the Current Operator as to when and where to develop the Kitchen Lights Unit. While the Current Operator is currently drilling in the Kitchen Lights Unit, it is not currently drilling in the Kitchen Lights Lease Area. The Current Operator may decide to drill other locations in the Kitchen Lights Unit first, or may cease development of the Kitchen Lights Unit. The Current Operator will be under no obligation to us to continue drilling or operating wells in the Kitchen Lights Unit.

***We will not control the pace of development.*** We will not control or have much ability to influence the pace of development of the Kitchen Lights Lease Area. The decision on when and how to develop the Kitchen Lights Lease Area, including exploration of horizons deeper or shallower than those included in the Northern Lights ORRI, will be made by the Current Operator and the working interest owners. The Current Operator may delay drilling a well for a number of reasons, including an inability or unwillingness of the working interest owners to pay drilling or completion costs, low prices for oil or gas, the presence of impermeable formations, disappointing results from other wells in the area, and more promising opportunities elsewhere. We will not began receiving payments unless and until the Current Operator drills a well in the Kitchen Lights Lease Area and production commences from a formation or horizon included in the Northern Lights ORRI.

***We will not control the decision as to whether or when to rework a well.*** The decision to rework a well to continue or enhance production will be made by the Current Operator. The Current Operator may delay reworking a well for a number of reasons, including an inability or unwillingness to pay the costs of reworking the well, low prices for oil or gas, the presence of technical difficulties unique to that well, lack of sufficient porosity or permeability or other factors which make reworking the well not economically practical, disappointing results from other wells in the area, and more promising opportunities elsewhere. We are not likely to be able to prevent the Current Operator from shutting-in a well, if a well is drilled and not productive. If a well is not producing as expected and is not reworked, you could lose all or part of your investment or receive less than the anticipated return from the Partnership.

*All of the Kitchen Lights Lease Area is located in the Cook Inlet in the State of Alaska.* We will not own geographically diverse assets. We will not have the diversification of risk that one would normally find associated with programs involving a number of properties located in multiple jurisdictions or operated by different operators. Additionally, the value of the Northern Lights ORRI could be affected by events such as natural disasters in Alaska, a shortage in equipment and supplies to develop the Kitchen Lights Lease Area, weather conditions that delay development, environmental issues that prevent development, and any other event which affects the ability of the operator to explore for oil and gas or to produce oil and gas in the Cook Inlet.

*It is difficult to drill in the Cook Inlet.* The Cook Inlet is a difficult, technologically challenging, and expensive area to drill. Severe winter conditions bring drilling efforts to a seasonal stop, and drilling rigs must be moved and winterized.

*The Cook Inlet is an endangered species habitat.* It is home to beluga whales, stellar sea lions and numerous species of fish. There is no assurance that environmental concerns will not result in a suspension or ban on further drilling or in a suspension or ban on platforms or pipelines necessary to bring any oil and gas production to market. However, on May 31, 2017, the United States Department of Commerce, through its National Oceanic and Atmospheric Administration based in Juneau, Alaska, issued a report which concluded that the proposed plan of development submitted by the operator would not likely contribute to any environmental concerns relating to the endangered species which occupy Cook Inlet. A copy of this report will be provided to any prospective purchaser upon request or it may be accessed through the ProAK's website at http://ProAK.net/home/.

*The Kitchen Lights Lease Area could be affected by environmental developments.* The Kitchen Lights Lease Area is environmentally sensitive. Federal, state or local government officials or regulators have in the past or may seek in the future to curtail exploration or development-related activities. There can be no assurance that environmental issues will not arise from time to time which may delay or prevent exploration or development.

*Environmental impacts and other regulatory reviews associated with production may delay or prohibit development and production.* Once the exploratory wells delineate a commercially producible reservoir, an operator must submit a proposed plan of operations to Alaska and other local, state and federal agencies before undertaking development. Projected surface use requirements may be subject to environmental and other reviews. Approvals of all agencies having jurisdiction must be obtained before development can proceed. Therefore, even when the exploratory wells show the presence of commercial quantities of oil or gas, development may be delayed or prohibited.

*Production expenses could result in reduced operations in the Kitchen Lights Unit.* Investors will generally receive their portion of the oil and gas produced from an overriding royalty interest (less taxes, preparation expenses and certain marketing costs) regardless of the production and extraction expenses incurred. Production and extraction expenses typically include labor, fuel, repairs, hauling, pumping, insurance, storage, supervision, preparation and administration. Although production and extraction expenses may influence the decision of the Current Operator as to the volume of oil or gas to extract or produce from a property or whether to shut-in or abandon a specific well, production and extraction expenses will not reduce production payments from the Northern Lights ORRI if or when production commences. Increasing production and extraction expenses could, however, result in reduced operations in the Kitchen Lights Unit including an indefinite delay in drilling wells on the Kitchen Lights Lease Area, or the cessation of production for wells located in the Kitchen Lights Lease Area. Such reduction or cessation could delay, reduce or stop production payments to the Partnership.

*The return on investment depends on production.* The value of the Northern Lights ORRI will be dependent upon the future oil or gas development activities and production that occur in the Kitchen Lights Lease Area. There are many uncertainties inherent in projecting future rates of production or future contemplated development. If the Kitchen Lights Lease Area is not successfully developed, the value of the Northern Lights ORRI will decline and you may lose all of your investment in the Partnership.

*The marketing of oil and gas produced on the Kitchen Lights Unit will be affected by a number of factors that are beyond our control and the control of the operator of the Kitchen Lights Unit.* The marketing of any oil and gas produced in the Kitchen Lights Unit will be affected by a number of factors whose exact effect cannot be accurately predicted. These factors include local and regional supply, demand and pricing, alternatives to oil and gas, and local and regional weather conditions.

*The Current Operator may not receive approval for a production platform for the Kitchen Lights Lease Area.* A production platform is necessary to gather and transmit any production from the Kitchen Lights Unit. While Furie constructed one production platform in the Corsair Block, there is no assurance that the Current Operator will receive approval to construct a platform in the North Block where the Kitchen Lights Lease Area is located.

*The Northern Lights ORRI is being sold in its present condition, "as is," "where is" and "with all faults."* The Partnership will acquire the Northern Lights ORRI in its present condition, without any warranty, express or implied, at common law or by statute, relating to (a) the accuracy of any data or records concerning the quality or quantity of oil, gas or other hydrocarbon reserves, if any, attributable to the Northern Lights ORRI, including those received from third parties, (b) the environmental condition of the Kitchen Lights Lease Area, (c) any statutory, express or implied warranty of merchantability, (d) any statutory, express or implied warranty of fitness for a particular purpose, (e) any statutory, express or implied warranty of title other than as to adverse claims arising by or through sellers, and (f) any and all other statutory, express or implied warranties.

*The leases could be forfeited for reasons unrelated to the Kitchen Lights Unit agreements with Alaska.* Leases in the area have been forfeited for failure to comply with regulations of agencies other than the State of Alaska. There can be no assurance that the leases underlying the Northern Lights ORRI will not be forfeited or held to be invalid for reasons we do not currently anticipate.

*Transfer of the Northern Lights ORRI is subject to approval of Alaska.* The Partnership must submit an Application for Assignment of Interest in Oil and Gas Leases to the Alaska Department for approval of the commissioner. Any purchaser must be "qualified," which generally means that the purchaser must be either an individual who has reached the age of majority (18 in Alaska), be a legal representative of a qualified individual, or be an entity qualified to do business in Alaska. There is no assurance that Alaska will approve a transfer to the Partnership. However, we anticipate that the transfer will be approved.

*Promises, projections or opinions may not be reliable.* No person has been authorized to make any oral promises, projections or opinions concerning future events, the Northern Lights ORRI, or the Kitchen Lights Unit and plan of exploration, except as expressly set forth in this Memorandum and any other document expressly authorized by the General Partner to be used in connection with this offering. Oral statements should not be relied upon under any circumstances. Opinions of possible future events, including forward-looking statements, are based on various subjective determinations and assumptions. All projections by their very nature are inherently subject to uncertainty, and a prospective investor should understand that written projections, if provided, may not be achieved, that underlying assumptions may prove inaccurate, that production may not be achieved or sustained, that the pricing received for production is subject to a number of independent market factors and that operations on the Kitchen Lights Lease Area may be unprofitable or never occur at all. There is no assurance of any return on an investment in the Northern Lights ORRI.

*There is no guarantee that the drilling of a well will result in the production of oil or gas.* Drilling for oil and gas is a highly speculative activity that is marked by numerous unproductive efforts. There is no guarantee that any well will be commercial. Productive wells may not produce enough oil or gas either to make a profit in excess of the cost of operating the well or return the invested capital. Lack of porosity and permeability in a target formation may hinder or restrict production or even make it impracticable or impossible. Further, hazards such as unusual or unexpected formations, pressures or other conditions, blowouts, fires, failure of equipment, downhole collapses, and other hazards are involved in drilling, fracking, completing, reworking and recompleting wells. Therefore, there is no assurance that the operator will obtain production from the Kitchen Lights Lease Area or that production, if obtained, will be sufficient to enable us to recoup all or part of our investment.

*Attempts to complete drilled wells may be unsuccessful.* Following the drilling, testing and logging of a well, the Current Operator determines whether an attempt to complete the well should be made. The fact that an attempt to complete the well is made does not mean that the well will be a commercial well. A decision to make a completion attempt will be based upon the data then available to the Current Operator which indicates the existence of oil or gas in one or more of the zones through which the well was drilled. Any attempt to complete the well may be unsuccessful for any number of operational reasons. The fact that the well is successfully drilled to the required depth and tests thereafter indicate oil or gas formations sufficient to warrant a completion attempt does not, in and of itself, provide assurance that commercial oil or gas production will be obtained. If a well is drilled but not completed and is abandoned, we will not receive payments from the well. In addition, we cannot guarantee that the Current Operator will be willing or able to continue to drill wells if it encounters a series of unsuccessful completion attempts.

*The recent US import ban on energy from Russia which has resulted in increased commodity prices, and a threatened corresponding export ban from Russia, creates uncertainty in the oil and gas markets which may affect investment returns.* On March 8, 2022, in response to Russia's invasion of Ukraine, the President of the United States signed an executive order banning the import of Russian oil, liquefied national gas, and coal to the US. In addition, the executive order mandates that the US will work with its allies to adopt a similar ban. Oil prices spiked to their highest levels since 2008 as a result of the executive order. Russia has threatened to retaliate with an embargo on gas exports, particularly to Europe. The current import ban, and any Russian export ban, could result in much higher prices for oil and gas based on increased demand therefor, particularly in the US and Europe. It is impossible to predict the ultimate effect actions to ban oil and gas imports and exports from and to Russia will have on the global economy and commodity prices in general. Uncertainty in the oil and gas markets could have an adverse impact on the proposed business of the Partnership if investors and others are reluctant to invest in oil and gas projects.

**Risks Related to Our Business; Economic Risks**

*This investment will not be diversified.* We will invest in the Northern Lights ORRI, which covers only six leases in one area of the Cook Inlet. The leases are in the same geographic area and target the same formation. They are all operated by the same operator. Consequently, the Partnership's investments will not be diversified. This limited diversification could expose the Partnership to losses disproportionate to risks of the oil and gas industry in general.

*Production from the Northern Lights ORRI may not be sufficient to repay our investment or to pay the anticipated return on our investment.* Even if one or more wells are drilled and produce oil and gas in commercial quantities, the amount of production or payments received for production may not be sufficient over the lives of any wells to repay our investment or to pay the anticipated return on our investment. Many factors that influence production are specific to each well, such as the initial quantity of production, the rate of decline in production, lack of permeability or porosity in the area of a wellbore, and equipment failures or other disruptions in production. Other factors that will influence the revenues from each well are not specific to each well, such as the prices received for production. The aggregate amount of production or payments from production from the Northern Lights ORRI may be less than anticipated, and we may not recover our investment or earn a return on our investment.

*Periodic payments under the Northern Lights ORRI may be less than anticipated, which will have the effect of increasing the time before the investment is repaid and reducing the annual return to our Limited Partners.* We may receive periodic payments that are lower than we anticipate, particularly if oil and gas prices decline, or production does not achieve anticipated levels. Our Limited Partners may therefore receive lower periodic payments than anticipated and may receive payments over a longer period of time, increasing the time before they receive a return of their investment and reducing their annual return.

*We may have limited access to information concerning operations in the Kitchen Lights Lease Area.* We may not get complete or current information regarding operations, such as the development plans of the Current Operator or the current status of production or plans to increase or limit production. Even if this information is provided, it may be incomplete or become inaccurate. The Current Operator is currently providing limited information about its plans, most of which is the information contained in public filings with the state of Alaska.

*Oil and natural gas prices have been volatile in the past.* The revenues generated by the Northern Lights ORRI (if production is obtained) will be highly dependent upon the prices of, and demand for, oil and natural gas. Prices for oil and gas have been volatile in the past and could become volatile again. Natural gas prices experienced significant increases and decreases over the prior decade, including a decline of almost 72% from July 2008 to April 2009. Gas prices have continued to experience some volatility in more recent years, hovering between $7 and $8 per million British thermal units ("**MMBtu**") in the second and third quarters of 2022 before declining to lows below $3 per MMBtu in the first quarter of 2023 (Henry Hub prices). Oil prices also experienced significant changes over the prior decade. The weekly US spot price for a barrel of oil declined over 34% in the first two years of the prior decade before it gradually, although not consistently, increased throughout the rest of the decade until it peaked at approximately $134 in July 2008. Oil prices then declined over 76% to approximately $32 by January 2009. More recently, prices for West Texas intermediate oil dropped from approximately $110 bbl in May 2022 to approximately $71 bbl in May 2023, a 35% decline.

*Investor sentiment towards climate change, fossil fuels, and other matters could adversely affect the Partnership, cost of capital, and its financial performance.* In recent years, increasing attention has been given to corporate activities related to environmental issues in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities, and other groups, to promote change at public companies, including through investment and voting practices. These activities include increasing attention and demands for action related to climate change and energy transition matters, such as promoting the use of substitutes to fossil fuel products and encouraging the divestment of fossil fuel equities, as well as pressuring lenders and other financial services companies to limit or curtail activities with fossil fuel companies. As a result, some capital markets participants have reduced or ceased lending to, or investing in, companies that operate in industries with higher perceived environmental exposure, such as the energy industry. Recent equity returns in the sector versus other industry sectors have led to lower oil and natural gas representation in certain key equity market indices. If divestment efforts continue, the value of our interests may be negatively impacted and have a material adverse effect on our business, financial condition, results of operations and cash flows.

*The Partnership or its financial performance could be adversely affected by general economic conditions or a weakening of the broader energy industry, and inflation or recession may adversely affect our financial position and operating results.* A prolonged economic slowdown or recession, adverse events relating to the energy industry, or regional, national, or global economic conditions and factors, particularly a slowdown in the oil and gas industry, could negatively impact our investments and therefore adversely affect our results. The risks associated with oil and gas royalty interests are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased spending on, and decreased demand and prices for, oil and natural gas. Inflationary factors, such as increases in the labor costs, material costs, and overhead costs, may also adversely affect our financial position.

*The Cook Inlet is a unique gas market.* The Cook Inlet gas prevailing value, which is the weighted average price of significant sales of gas to publicly regulated utilities in the Cook Inlet, is higher than Henry Hub. The Cook Inlet natural gas market functions differently than natural gas markets in the lower 48 states. It has no spot market and thus no clear signals of value. Instead, natural gas sales are based on prices agreed in contracts between natural gas producers and utilities. The utilities pass the cost on to their customers, who do not participate in price negotiations. Although the Regulatory Commission of Alaska determines whether rates are fair and reasonable, Cook Inlet prevailing prices are currently higher than those in the lower 48 states. The discovery of a large gas deposit by Furie's predecessor, and subsequent production by Furie, is likely to have a significant downward impact on Cook Inlet prevailing gas prices.

*Oil and natural gas prices may continue to be volatile in the future.* Volatile prices may reduce the amount we receive from production of oil or gas. Volatile prices also may discourage investment in drilling wells, or enhancing production from, or reworking, existing wells. Numerous factors create volatile prices for oil and gas. Oil and natural gas prices may fluctuate significantly in response to minor changes in supply, seasonal demand, market uncertainty, political conditions in oil-producing countries, activities of oil-producing countries to limit or increase production, global economic conditions, government regulations, weather conditions, competition from other sources of energy and other factors that are beyond our control. From time to time, a surplus of oil or gas occurs in areas of North America. The effect of a surplus may be to reduce the price we receive for production or to reduce the amount of production. All of these factors are beyond our control. Changes in oil and gas prices in Cook Inlet will significantly affect the payments to the Partnership and will affect the return on your investment.

*Technological developments and the ability to tap new reserves may lead to a long term decline in oil and gas prices.* Exploration companies have successfully developed oil sands and shale formations using increasingly sophisticated drilling and fracturing techniques. Drilling, completion and production technology continues to improve efficiency and lower costs. As a result, fields and formations that could not be economically drilled and produced are now being developed. The long term result may be a sustained decline and lower levels of prices for oil and gas than we anticipate. If oil and gas prices in the Cook Inlet area decline or plateau, the amount of any production payments under the Northern Lights ORRI will also decline or plateau. This could result in a longer than anticipated time to recover your investment or you may receive less than the anticipated return from the Partnership.

*Discoveries of new reserves may decrease the payments under the Northern Lights ORRI.* North America is generally experiencing an increase in estimated reserves of oil and natural gas. The rate at which oil and natural gas reserves are being discovered and proven has also increased. While increased reserves can be beneficial for consumers and the economy, increased reserves may contribute to lower prices or price instability, and may discourage investment in drilling wells or reworking existing wells. This could result in lower payments under the Northern Lights ORRI, and you could lose part of your investment or receive less than the anticipated return from the Partnership.

*A relaxation of crude oil export restrictions may reduce demand for oil produced in the Cook Inlet.* Most crude oil produced in the United States may not be exported, under regulations administered under the Department of Commerce. However, crude oil produced in the Cook Inlet generally is permitted to be exported, broadening the potential market for such oil. If the current restrictions on export of other U.S. produced crude oil are relaxed, it may decrease demand for crude oil produced in the Cook Inlet.

*Concerns regarding hydraulic fracturing, or fracking, could lead to restrictions on fracking.* The United States Environmental Protection Agency is conducting a study of the impact of fracking on drinking water resources. Fracking activities can lead to emissions of methane, volatile organic compounds, hazardous air pollutants, and greenhouse gases. The wastewater associated with fracking can contain high levels of dissolved solids, fracturing fluid additives, metals, and naturally occurring radioactive materials. Many water treatment plants in the areas where fracking is occurring are not designed to remove some of these contaminants. Some areas have begun to require operators to post data regarding the chemicals used in fracking on an online database. The results of the EPA study or other developments could lead to increased regulation, or the banning, of fracking in Alaska as well as the United States. In addition, as the industry develops more experience with fracking, liability for pollution of water, or for other occurrences, including earthquakes, could be imposed on oil and gas operators and owners of mineral interests, including royalty interests. These developments or liabilities could lead to a substantial decrease in production from formations where fracking is being used.

*The marketing of the oil or gas produced will be affected by a number of factors beyond our control.* The marketing of any oil or gas produced will be affected by a number of factors, some of which are beyond our control, and whose exact effect cannot be accurately predicted. There can be no assurance that optimal or the reported pricing will be received for actual production. Actual prices received at the wellhead may vary widely based upon, among other things:

- trading commodity prices;
- fluctuating differentials to the NYMEX or Henry Hub;
- access to markets;
- distance from markets;
- quality of oil and gas;
- impurities in the oil and gas stream; and
- rates, terms, conditions and deductions in marketing contracts over which we have no control.

*Delays in marketing production could delay the receipt of proceeds from production.* If production from a well is achieved, numerous factors can delay the marketing of production and consequently delay the receipt of proceeds from production. These factors include, among others, constructing a production platform, negotiating contracts for the sale of production, obtaining the facilities (such as surface equipment and pipeline connections) through which production can be marketed, receiving title opinions, curing title problems, and executing division orders. Thus, many months may pass between the date of establishment of production and the date of marketing such production.

*We will depend on gathering, processing and distribution systems built and maintained by the operator.* The production and marketing of any oil or gas produced from the Kitchen Lights Lease Area will depend upon the availability and capacity of oil and gas gathering systems, pipelines and processing and storage facilities. This infrastructure may not be constructed or be adequate in the Cook Inlet. We will not control the decision as to whether to build or expand infrastructure. While we anticipate that infrastructure will be available or built, there can be no assurance that adequate infrastructure will be in place to permit the operator to develop and sell production from the wells. Regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, disruption to facilities due to maintenance or weather, damage to or destruction of pipelines and general economic conditions could adversely affect the ability to transport production. If any production platforms, pipelines and other facilities become partially or fully unavailable to transport production, or if the natural gas quality specifications for a natural gas pipeline or facility change so as to restrict the Current Operator's ability to transport natural gas on those pipelines or facilities, our investment could be adversely affected. If adequate infrastructure is not available, the Current Operator may be forced to shut-in producing wells or delay or drop development plans. If infrastructure is not available or built, we will not receive production payments.

*Even though we will not operate wells, we will be subject to operational hazards and uninsured risks.* The Partnership will not operate any wells. Nevertheless, our future success will depend on the success of production, activities by the Current Operator. Drilling activities may be unsuccessful for many reasons, including those described below. Moreover, the successful drilling of a natural gas or oil well does not ensure we will realize income from the well. A variety of factors, both geological and market-related, can cause a well to become non-commercial or only marginally commercial. In addition to their costs, unsuccessful wells can hurt efforts to replace production and reserves, for example, by discouraging further development. The oil and gas business involves a variety of operating risks, including:

- fires;
- explosions;
- blow-outs and surface cratering;
- uncontrollable flows of natural gas, oil and formation water;
- natural disasters, such as earthquakes or tornados;
- pipe, cement, well or pipeline failures;
- casing collapses;
- mechanical difficulties, such as lost or stuck oil field drilling and service tools;
- abnormally pressured or impermeable formations; and
- environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases and liquids.

*We may not insure against hazards involved in oil and gas operations.* Natural hazards and risks involved in oil and gas operations are great and include unusual or unexpected formations, pressures and other conditions described above. The Partnership may be subject to liability for pollution and other similar damages or may lose its investment in a well due to hazards against which the Partnership cannot insure or against which we may elect not to insure due to the premium costs involved or for other reasons. Uninsured losses could harm the financial condition of the Partnership, or result in loss of payments under or the value of the Northern Lights ORRI.

*We may engage in hedging activities, which may present additional risks.* To manage the Partnership's exposure to price risks in the marketing of its oil and natural gas, in the future if the Partnership begins receiving production payments we may from time to time enter into financial or physical hedging or derivative contracts, including futures contracts, price swaps, options and other derivative instruments. The goal of hedges is to lock in prices so as to limit volatility and increase the predictability of cash flow. These transactions limit our potential gains if oil and gas prices rise above the price established by the hedge. The Partnership's use of hedges to reduce its sensitivity to oil and natural gas price volatility would be subject to a number of risks. If the Partnership does not receive production payments in the amounts and at the times estimated by the Partnership due to inaccuracies in the reserve estimation process, operational difficulties, regulatory limitations or other factors, the Partnership could be required to satisfy its obligations under potentially unfavorable terms. Substantial variations between the assumptions and estimates used by the Partnership in its hedging activities and actual results experienced could materially adversely affect the Partnership's financial condition and its ability to manage risk associated with fluctuations in oil and natural gas prices. In addition, hedging transactions may expose us to the risk of financial loss in certain circumstances, including instances in which our production is less than expected; the counterparties to our futures contracts fail to perform under the contracts; or an event materially impacts oil or gas prices or the relationship between the hedged price index and the oil and gas sales price.

*Our reserve and production estimates are based on subjective assumptions.* The value of the Northern Lights ORRI depends upon, among other things, the reserves attributable to those royalty interests. Estimates of proved reserves are by their nature not certain, while estimates of probable reserves are even less certain. In addition, the estimates of future net revenues are based upon various assumptions regarding future production levels, prices and costs that may prove to be incorrect over time. The accuracy of any reserve estimate is a function of the quality of available data, engineering interpretation and judgment, and the assumptions used regarding the quantities of recoverable oil and natural gas and the future prices of oil and natural gas. Geologists and petroleum engineers consider many factors and make many assumptions in estimating reserves. Those factors and assumptions include, but are not limited to, historical production from the area compared with production rates from similarly situated producing areas; the effects of governmental regulation; assumptions about future commodity prices, production and taxes; the availability of enhanced recovery techniques; and relationships with landowners, working interest owners, pipeline companies and others. Changes in any of these factors and assumptions could materially alter reserve and future net revenue estimates. Actual production and revenues will likely vary from estimates and these variances could be material.

*Royalty interests are depleting assets.* A return on royalty interests is derived from the sale of oil or gas, which are depleting assets. As oil or gas is produced from the properties, the reserves will be depleted, and the value of the royalty interests is likely to decline. If production is achieved, it will decline over time, and the cash flow derived from the Northern Lights ORRI will decline. Even if the prices of oil and gas rise over the life of the Northern Lights ORRI, decreased production may offset price increases. In addition, the decline rate in Cook Inlet wells ranges as high as 16% to 17%, so the actual productive life may not be as long as estimated. We can give you no assurance that production will be achieved or maintained at anticipated levels or as to the length of time any production will occur. Production from the Northern Lights ORRI may not be sufficient to return our investment or to pay any return on the investment.

*The Current Operator could encounter shortages of drilling rigs, equipment, supplies, and personnel.* In the past, there have been periods where general shortages of drilling rigs, equipment, and supplies have occurred. Shortages of drilling rigs, equipment, or supplies could delay and adversely affect exploration and development efforts of the Current Operator. The demand for, and wage rates of, qualified rig crews in the drilling industry tend to fluctuate in response to the number of active drilling rigs in service. The oil and natural gas industry may in the future experience shortages of qualified personnel to operate drilling rigs, which could delay drilling operations on the leases and licenses underlying the Northern Lights ORRI, and adversely affect the amount or timing of production payments.

*Regulation of the oil and gas industry may adversely affect the return on your investment.* The oil and gas industries are subject to extensive governmental regulation which relates to, among others, environmental standards, pollution control, remediation of contamination, preservation of natural resources and worker safety. This regulation may fix rates of production from wells and the prices for oil and gas may be limited. Oil and gas operations are also subject to stringent laws and regulations relating to containment, disposal and controlling the discharge of hazardous oilfield waste and other non-hazardous waste material into the environment, requiring removal and cleanup under certain circumstances or otherwise relating to the protection of the environment. Governmental regulations relating to environmental matters could affect operations by increasing the costs of operations or by requiring the modification of operations in certain areas. Any such government regulation could adversely affect the production and sale of oil and gas, which in turn could adversely affect our cash flow and the value of our partnership interests.

*The operations of the Current Operator are subject to a number of risks arising out of the threat of climate change that could result in increased operating and capital costs and limit the areas in which oil and natural gas production may occur.* The physical and regulatory effects of climate change could have a negative impact on the value of our royalty interests and the ability of the Current Operator to commence or continue operations. There is an increasing focus of local, state, regional, national and international regulatory bodies on greenhouse gas ("**GHG**") emissions and climate change issues. Legislation to regulate GHG emissions has periodically been introduced in the United States Congress, and there has been a wide-ranging policy debate, both in the United States and internationally, regarding the impact of these gases and possible means for their regulation. Some of the proposals would require industries to meet stringent new standards that would require substantial reductions in carbon emissions. Those reductions could be costly and difficult to implement. In the absence of federal GHG-limiting legislation, the EPA has determined that GHG emissions present a danger to public health and the environment and has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources and require the monitoring and annual reporting of GHG emissions from certain oil and natural gas system sources, and implement GHG emissions limits on vehicles manufactured for operation in the United States.

The United States is currently a member of the Paris Agreement, which requires countries to review and "represent a progression" in their nationally determined contributions, which set emissions reduction goals, every five years. Under the Paris Agreement, the Biden Administration has committed the United States to reducing its GHG emissions by 50-52% from 2005 levels by 2030. In November 2021, the United States and other countries entered into the Glasgow Climate Pact, which includes a range of measures designed to address climate change, including but not limited to the phase-out of fossil fuel subsidies, reducing methane emissions 30% by 2030, and cooperating toward the advancement of the development of clean energy.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States. The current administration has identified climate change as a priority, and it is likely that additional executive orders and/or regulatory action targeting GHG emissions, or prohibiting or restricting oil and gas development activities in certain areas, will be proposed and/or promulgated during the Biden Administration. In 2021, President Biden issued an executive order imposing a moratorium on new oil and gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices. President Biden's order also established climate change as a primary foreign policy and national security consideration and affirms that achieving net-zero GHG emissions by or before midcentury is a critical priority. Other actions impacting oil and natural gas production activities that could be pursued by the Biden administration may include more restrictive requirements for the establishment of pipeline infrastructure or the permitting of liquefied natural gas export facilities.

It is not possible at this time to predict the timing and effects of climate change or whether additional climate-related legislation, regulations or other measures will be adopted at the local, state, regional, national and international levels. However, continued efforts by governments and non-governmental organizations to reduce GHG emissions appear likely, and additional legislation, regulation or other measures that control or limit GHG emissions or otherwise seek to address climate change could adversely affect our business. The cost of complying with any new law, regulation or treaty will depend on the details of the particular program. Any direct and indirect costs of meeting these requirements may adversely affect the Partnership's investment and Current Operator's results of operations. Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws or regulations related to GHGs and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws or regulations increase compliance costs or add operating restrictions.

These political, litigation, and financial risks may result in our inability to continue to operate in an economic manner. One or more of these developments could have a material adverse effect on the Current Operator's results of operations, and by connection, the Partnership's business, financial condition, or investment return. Finally, increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on the ability of the Current Operator to begin or maintain production, and by extension, the investment returns of the Limited Partners.

*Future exploration and production activities in the Kitchen Lights Unit, and the operations of the Current Operator, may be adversely affected by outbreaks of communicable disease such as the coronavirus (or COVID-19) outbreak.* Our Partnership may face risks or the continuing effects related to health epidemics, pandemics or other outbreaks of communicable diseases. The outbreak of such a communicable disease may, as past experience has shown, result in a widespread health crisis that has and may continue to adversely affect general commercial activity and the economies and financial markets of many countries as well as the global economy. For example, the resonating economic effects of the COVID-19 pandemic continues to negatively affect global oil and energy demand. While the governmental restrictions (e.g., travel bans, stay-at-home orders, etc.) have largely been removed or reduced, the continuing impact of the economic recoveries by countries across the world resulting from the COVID-19 outbreak are ongoing and the duration thereof is not predictable or measurable by the us, nor can we anticipate whether an economic recovery is imminent whether within or outside of the United States.

The future impact of the pandemic or other outbreaks of communicable diseases are highly uncertain and cannot be predicted and there is no assurance that such outbreaks will not have a material adverse impact on the future results of the Partnership. The extent of the impacts, if any, will depend on future developments.

*Increased attention to environmental, social, and governance ("ESG") matters and conservation measures may adversely impact the Partnership.* Increasing attention to, and societal expectations on companies to address, climate change and other environmental and social impacts, investor and societal expectations regarding voluntary ESG disclosures, and consumer demand for alternative forms of energy may result in increased costs, reduced profits and increased investigations and litigation into producers in the oil and gas industry. Increasing attention to climate change and environmental conservation, for example, may result in demand shifts for oil and natural gas products and additional governmental investigations and private litigation against the Current Operator or its affiliates or subsidiaries. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be imposed without regard to causation of or contribution to the asserted damage, or to other mitigating factors.

The Current Operator or Partnership may announce various targets or product and service offerings in an attempt to improve its ESG profile. However, the General Partner cannot guarantee that we will be able to meet any such targets or that such targets or offerings will have the intended results on its ESG profile, including but not limited to as a result of unforeseen costs, consequences, or technical difficulties associated with such targets or offerings. Also, despite any voluntary actions, we may receive pressure from certain investors, lenders, or other groups to adopt more aggressive climate or other ESG-related goals or policies, but we cannot guarantee that we will be able to implement such goals because of potential costs or technical or operational obstacles.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward the Partnership or General Partner and oil and gas industry as a whole, which could lead to the diversion of investment to other industries, having a negative impact on the value of Limited Partners' interests.

*The Partnership may be affected by recent or future bank closures or failures.* The first quarter of 2023 has seen various bank closures, such as the closures of and FDIC-appointed receivership for (i) Silicon Valley Bank by the California Department of Financial Protection & Innovation on March 10, 2023 (with approximately $175,400,000,000 in deposits at the time of involuntary closure); and (ii) Signature Bank by the New York State Department of Financial Services on March 12, 2023 (with approximately $88,600,000,000 in deposits at the time of involuntary closure). Additionally, First Republic Bank was purchased by JPMorgan Chase Bank, National Association on May 1, 2023, which assumed all of First Republic's deposits (approximately $103,900,000,000 at the time of purchase) and assets. The circumstances of these bank failures may be attributable to isolated factors, such as high-risk loans or volatile investments, but the close succession of the crippling distress of these banks may be evidence of an economic crisis on the horizon as inflation and, thereby, interest rates continue to climb in 2023 and, potentially, into the coming years.

The Partnership has, and shall continue to have, bank accounts and funds on deposit in said accounts, in various amounts and types of account as the General Partner determines is in the best interest of the Partnership, in its sole discretion. The Federal Deposit Insurance Corporation (the "**FDIC**") insures accounts up to a maximum total of $250,000 funds on deposit for each account within an FDIC insured bank. While the FDIC did reimburse all funds on deposit at Silicon Valley Bank, such action is not guaranteed and unlikely to be a continuing trend if additional banks fail in the future. Further, the Partnership will make efforts to diversify its accounts and mitigate any potential losses due to a bank failure, it is not possible for the Partnership to precisely predict an impending failure of a bank holding its deposits. Therefore, if a bank in which the Partnership maintains an account or accounts meets with the same financial crisis as the examples herein and such bank enters into receivership, it is potentially possible that the Partnership will meet with critical financial losses that may affect the ultimate investment return to Limited Partners.

**Risks related to the Partnership structure**

*The Partnership is new; Limited operating history.* The Partnership was newly-formed in 2024, and has a limited operating history, and has not yet held any investment Closing. Accordingly, the Partnership has a limited operating history and currently has acquired no ORRI assets from which prospective Limited Partners may evaluate likely performance. With the exception of ProAk Royalties, LP, which originally acquired similar overriding royalty interests from Mr. Bartholomae and affiliates, and Northern Lights Royalties LP, Northern Lights Royalties II LP, Northern Lights Royalties III LP, Northern Lights Royalties IV LP, and Northern Lights V, LP, which recently acquired approximately 2.65%, .75%, .6%, .5%, and .5%, respectively, of similar overriding royalty interests from ProAK Royalties, LP and Mr. Bartholomae, respectively, prior investment funds controlled by the same management had significantly different strategies and types of investments. Prospective investors may request information regarding prior funds, including ProAK Royalties, LP, Northern Lights Royalties LP, Northern Lights Royalties II LP, Northern Lights Royalties III LP, Northern Lights Royalties IV LP, and Northern Lights Royalties V, LP to evaluate prior to making an investment in the Partnership.

*We cannot assure you that we will be successful.* There can be no assurance that the royalty interests the Partnership will acquire will provide a return of your investment or a return on your investment. The Partnership has not authorized anyone to make any representation to the contrary. An investment in the Partnership is suitable only for investors who are capable of identifying, evaluating and bearing the relevant risks. Although this section attempts to describe some of the relevant risks, there is no doubt that there are many more risks that are not described in this Memorandum, any one of which could cause the Partnership to incur losses.

***We depend on key personnel.*** The Partnership and the General Partner will depend upon the efforts and skills of Shawn Bartholomae. The loss of Mr. Bartholomae could have a substantial adverse effect on the Partnership.

***There are potential conflicts of interest.*** The General Partner and others affiliated with the Partnership have certain conflicts of interest and additional conflicts of interest may arise in the future. See "*Conflicts of Interest.*"

***We will not devote all our time to managing the Partnership.*** Although the manager and affiliates of the General Partner will devote as much time to the Partnership as they believe is reasonably necessary to assist the Partnership in achieving its investment objectives, they do not expect to devote all or substantially all of their working time to the affairs of the Partnership. The General Partner, and one or more of its related entities, own oil and gas interests. They also manage other partnerships. Furthermore, the General Partner may decide to form other oil and natural gas ventures in the future, which could take attention from the affairs of the Partnership.

***Our valuation and our offering price have been established internally and are difficult to assess.*** The Partnership has set the price of its Partnership Interests. This valuation of Partnership Interests has not been validated by any independent third party and may decrease precipitously in the future. Any investor or potential investor must determine, based on its own judgment, advice from professionals, assessment of the Offering, and other criteria of the investor, if such investor is willing to pay this price for Partnership Interests in a newly-formed Partnership. The issuance of additional Partnership Interests will dilute the value of each existing investor's Partnership Interests ownership percentage.

***The Partnership Interests are not freely transferrable.*** You will not be permitted to transfer, assign, or pledge your Partnership Interest without the General Partner's consent, which consent can be given or withheld in our discretion. Further, a transferee of your Partnership Interest may be substituted as a Partner only with our consent. Because you will own no direct interest in any royalty interests acquired by the Partnership, you will not be able to transfer, assign, or pledge your proportionate share of such royalty interests.

***The Partnership Interests are not liquid assets.*** The Partnership Interests will not be listed on any securities exchange or quotation system and no public market exists or is likely to exist for the Partnership Interests. To purchase Partnership Interest, you must make certain representations, including that you are acquiring the Partnership Interest for your own account for investment purposes and not with a view toward distribution or resale. The Partnership Interests are being offered and sold pursuant to specific exemptions from registration provided in federal and state securities laws for transactions involving a private offering, and the availability of such exemptions depends in part upon your investment intent. Accordingly, you should be prepared to retain your investment until termination of the Partnership.

***The Partnership Interests will be subject to restrictions on resale.*** We are offering the Partnership Interests in a private placement. Therefore, the Partnership Interests will be subject to restrictions on resale. Restricted securities cannot be sold or otherwise transferred absent registration under the Securities Act of 1933, as well as applicable securities statutes of states or other jurisdictions, or pursuant to exemptions from the registration requirements under those statutes. In addition, the Partnership Interests will be subject to restrictions on resale under the Partnership Agreement. Such restrictions could prevent or delay a sale of any Partnership Interests or reduce the amount of proceeds that might otherwise be realized from a sale of Partnership Interests. You should not invest in this offering if you anticipate you will need to sell the Partnership Interests before termination of the Partnership.

***Your Partnership Interest could be involuntarily redeemed.*** A Limited Partner who withdraws or is subject to withdrawal in accordance with the Partnership Agreement will lose the rights of a Partner, although not the economic benefit of its interest in the Partnership. In addition, its Partnership Interest may be redeemed at the discretion of the General Partner, whereupon such Limited Partner will have no further interest in the Partnership. The Partnership Agreement provides a formula for such redemption, but there is no assurance that such formula will result in a return of your entire Capital Contribution or any gain on your investment. Such redemption may result in a loss of part or substantially all of your investment.

***You will be asked to make an additional Capital Contributions under Capital Calls.*** The General Partner is authorized to make Capital Calls on the Limited Partners for payment of the Management Fees and third-party expenses incurred by the Partnership. The General Partner is specifically authorized to use revenues, if any, of the Partnership to pay these costs in lieu of or in addition to making any Capital Call. If you fail to timely pay a Capital Call, you will be assessed interest at an annual rate of 18% from the date due until paid, and the Partnership shall have the right to offset the entire amount of unpaid Capital Calls and any accrued interest against any distribution otherwise due to you. If you fail to timely pay three or more Capital Calls, whether or not such defaults are as to successive Capital Calls, your Partnership Interest may be forfeited to the Partnership and reallocated among the remaining Limited Partners in proportion to their Partnership Interest, or may be redeemed for the amount of any unpaid Capital Calls, and you will lose your entire interest in the Partnership.

*You may be distributed assets in kind upon any dissolution and liquidation.* The Partnership will be dissolved upon the happening of certain events set forth in the Partnership Agreement. Upon any dissolution requiring the winding up of a Partnership's business, the liquidator of the Partnership's assets may elect to sell all or a part of the Partnership's assets in order to pay in full all of its liabilities and obligations or for any other reason. There is no assurance that an adequate market for such assets will be available. If no adequate market for such assets is available, or if the liquidator otherwise elects, the net assets of the Partnership may be distributed in kind to the partners.

*The General Partner may withdraw or be removed.* The General Partner may withdraw at any time after the expiration of two years from the date of the Partnership Agreement by giving written notice to the Limited Partners; provided that the General Partner has designated a successor person which is competent and willing to serve as General Partner, subject to the consent of a Majority-in-Interest. Further, the General Partner may be removed for cause upon the affirmative vote of a Majority-in-Interest in accordance with the terms of the Partnership Agreement. In the event the general partner is removed, the Limited Partners would then have to elect a successor general partner or risk dissolution of the Partnership. There can be no assurance that any other person would be willing to serve as the General Partner of the Partnership. In that event, the Partnership would be dissolved and its business wound up.

*The Partnership may incur debt.* The Partnership has the authority to incur debt up to certain limits without the approval of the Partners and may incur substantial debt with the approval of the Partners. If any debt is incurred and is secured by a lien on a Partnership's assets, the Partnership and its Partners may bear a risk of loss of those assets if the debt is not timely paid. Any required periodic payments to the lender will increase the cash flow requirements for the Partnership and diminish cash available for distribution to the Partners.

*We may incur liability for rescission.* The securities of the Partnership are offered and sold in reliance upon a private placement exemption from registration under the Securities Act and applicable securities laws of states and other jurisdictions. If the Partnership, the General Partner or any selling broker-dealers fail to comply with the requirements of the relevant exemption the investors may have the right, if they so desire, to rescind their purchase of the securities. If a number of investors sought rescission at one time, the Partnership could be required to make significant payments which could adversely affect its financial condition. If the Partnership is forced to make a rescission offer, its reputation would also likely be significantly harmed. A rescission offer or a loss of reputation would have a material adverse effect on the Partnership's business and results of operations. We intend to comply with all applicable securities laws.

*Your investment in the Partnership may be frozen.* If the General Partner or any governmental agency believes that you are acting, directly or indirectly, in violation of any U.S., international or other anti- money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, the General Partner or such governmental agency may freeze your interest in the Partnership or suspend your withdrawal rights. The Partnership may also be required to remit or transfer your Partnership Interest to a governmental agency.

*The Partnership Agreement limits management's liability to you and requires you to indemnify it against certain losses.* Management will have no liability to the Partnership for any loss suffered by the Partnership, and will be indemnified by the Partnership against losses sustained by it in connection with its management of such Partnership unless it engages in intentional misconduct or a knowing violation of law or a transaction in which it receives a personal benefit in violation or breach of the Partnership Agreement.

*There is no independent representation of purchasers of Partnership Interests.* The interests of the investors in this offering have not been separately represented by legal counsel or others in connection with the organization of the Partnership and the offering of Partnership Interests. Counsel for the General Partner expressly disclaims any representation of the investors or any Limited Partner, and will not undertake to monitor compliance of the Partnership or the General Partner with applicable laws, the provisions of the Partnership Agreement or the representations in this Memorandum. Accordingly, the terms of the offering, or of the Partnership Interests, or the management of the Partnership may not have been structured in the most favorable manner to the investors and may not include legal protections for the investors which might have been obtained if they had retained independent counsel.

*The Partnership will not be registered under the Investment Company Act of 1940.* The Partnership will not register as an "investment company" pursuant to the Investment Company Act in reliance on guidance from Regulation Crowdfunding. With respect to the determination of "beneficial ownership," the Partnership, among other things, will obtain representations and undertakings from the investors in order to meet the conditions of such exemption. As a result, the Partnership will not register under the Investment Company Act, and the Partnership's investors will, therefore, not receive the protections afforded by the Investment Company Act to investors in a registered investment company. If the Securities Exchange Commission determines that the Partnership should otherwise be classified as an investment company, then the Partnership must register pursuant to the Investment Company Act at significant expense.

*The General Partner will not be registered under the Investment Advisers Act of 1940.* The General Partner is presently not registered as an investment adviser under the Investment Advisers Act, primarily because the investments the Partnership anticipates making will not be structured as securities for purposes of the Investment Advisers Act. However, in the event that such investments were deemed to be securities for purposes of the Investment Advisers Act, it is anticipated that the General Partner will not be required to register as an investment adviser under the Investment Advisers Act in reliance upon the exemption from the registration requirements of the Investment Advisers Act contained in Section 203(m), which exempts from registration any investment adviser who acts solely as an adviser to "private funds" and has assets under management in the United States of less than $150 million. By virtue of being exempt from registration under the "private fund" exemption, although the General Partner would be required to periodically report to the SEC, the General Partner would not be subject to the performance fee restrictions and certain other restrictions contained in the Investment Advisers Act.   In the event that the Partnership's investments were deemed to be securities for purposes of the Investment Advisers Act and it were determined that the General Partner had assets under management of at least $150 million then the General Partner would be required to register under the Investment Advisers Act.

*The General Partner has broad authority to respond to changes affecting the Partnership.* The Partnership is intended to exist over a period of years during which the business, economic, political, regulatory and technology environment within which the Partnership operates may undergo substantial changes, some of which may be adverse to the Partnership. The General Partner will have the exclusive right and authority (within limitations set forth in the Partnership Agreement) to determine the manner in which the Partnership responds to such changes. You will have only a limited right to withdraw from the Partnership or to approve changes in the Partnership's significant activities.

*The General Partner is not required to provide financial support to the Partnership.* The Partnership will invest substantially all of its assets in royalty interests, which are not highly liquid. If the Partnership requires additional funds, it must obtain those funds from the cash flow from royalty interests it owns, from the sale of assets, through a Capital Call, or by borrowing amounts. The General Partner will not be required to provide loans or any other form of financial support to the Partnership.

*Corporate Transparency Act Compliance ("CTA").*  The Partnership and/or the General Partner may, unless otherwise exempted under the CTA, be required to disclose certain entity and "beneficial ownership" information to the U.S. Department of the Treasury's Financial Crimes Enforcement Network ("FINCEN").  The Partnership and General Partner will rely on the timely responsive delivery of "beneficial ownership" information (and accuracy of same) from its Partners in order for the Partnership and the General Partner comply with the CTA disclosure requirements.  The failure of the Partnership, the General Partner and/or any Partner(s) deemed to be a "beneficial owner" under the CTA to timely respond to the General Partner with requested beneficial ownership information could result in the Partnership and/or the General Partner being subject to civil penalties (or even criminal penalties). The imposition of such penalties could have a material adverse effect on the Partnership's business and results of operations. We intend to comply with all applicable CTA disclosure requirements.  *See also the "Corporate Transparency Act Compliance" disclosure section of this Memorandum.*

**Tax Risks of an Investment in Partnership Interests**

*An investment in the Partnership Interests involves uncertain and potentially adverse tax consequences.* A summary of the U.S. federal income tax considerations that may be relevant to an investment in the Partnership Interests is set forth below under the heading "United States Federal Income Tax Considerations." Certain of such tax considerations are uncertain or could have adverse effects on holders. For example:

- Partners could be allocated items of taxable income with respect to their Partnership Interests, and could be required to pay tax (including estimated tax) on such tax items, without receipt of any cash distributions from us.

- The IRS could challenge the Partnership's allocation of tax items to Partners under the Partnership Agreement. Any reallocation of tax items could adversely affect the timing, amount, or character of tax items required to be reported by the Partners on their income tax returns.

- Changes in tax laws could adversely affect an investment in Partnership Interests, either directly though changes in the timing, amount, or character of tax items realized by Partners with respect to the ownership or disposition of the Partnership Interests, or indirectly through changes in the tax treatment of tax items realized by the Partnership.

- An audit of the Partnership's tax returns could lead to an audit of, or adjustments to, a Partner's tax returns, and resulting additional tax (including interest and applicable penalties). Any additional tax imposed on the Partnership or on the Partners could be greater than if the tax items had been correctly reported on the original return or had been corrected through audit proceedings or amended returns at the Partner level, and a Partner's economic interest could be adversely affected by tax adjustments related to other Partners, including former Partners.

- The General Partner will have exclusive authority to control audits of the Partnership's tax returns, and Partners will have no right to participate in such proceedings.  The General Partner may be subject to conflicts of interests between itself and other Partners and between Partners which could adversely affect the interests of individual Partners due to their particular circumstances.

- Any delay in filing of the Partnership's tax returns, and any amendment of such returns, could lead to delays in filing or amendments of the Partners' tax returns, potentially resulting in interest and penalties for late payment of taxes due.

    Prospective investors should consult their own tax advisors concerning the federal, state, and local tax consequences associated with an investment in Partnership Interests in light of their own personal tax situations before subscribing to purchase a Partnership Interest.

*Tax exempt organizations may be subject to federal income tax on their share of Partnership income.* The Partnership intends to acquire royalty interests in oil and gas properties and intends that the income from the royalty interests will be the type that is excluded from the definition of unrelated business taxable income ("**UBTI**"). As the Partnership may incur debt, there is no assurance that the Partnership will not generate UBTI at some point over the life of the Partnership. There is no assurance that the IRS will accept and not challenge the characterization of the income from the Partnership as income that is not UBTI. If the IRS successfully determined that income from a Partnership is UBTI, tax-exempt investors may be subject to tax on that portion of their income that is UBTI.

**FOR CERTAIN TAX-EXEMPT ENTITIES - SUCH AS CHARITABLE REMAINDER TRUSTS AND CHARITABLE REMAINDER UNITRUSTS (AS DEFINED IN CODE SECTION 664) - THE RECEIPT OF ANY UNRELATED BUSINESS TAXABLE INCOME MAY HAVE EXTREMELY ADVERSE TAX CONSEQUENCES, INCLUDING AN EXCISE TAX OF 100% OF SUCH UBTI. THEREFORE, TRUSTEES OF SUCH TRUSTS AND UNITRUSTS SHOULD CAREFULLY CONSIDER THE CONSEQUENCES OF ANY UBTI BEFORE PURCHASING PARTNERSHIP INTERESTS.**

*Potential changes in federal tax incentives could adversely affect returns to Limited Partners.* In the past, legislation has been proposed which would repeal certain tax incentives for the oil and gas industry, including the repeal or restriction of depletion deductions. **It is highly likely that repeal or limitation of these tax incentives will be proposed again.** The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the tax on income allocable to Limited Partners and negatively impact the value of an investment in the Partnership.

*Recent Changes in Alaska oil and gas tax credits could adversely affect the Partnership's business.* Until recently, Alaska was paying out more in production tax credits than it collects in production taxes, primarily due to the steep decline in oil and gas prices. These oil and gas tax credits can be used as an offset to production taxes owed to the State of Alaska. In 2016, Alaska adopted changes to its system of oil and gas credits to alleviate its budgetary concerns. A discussion of these legislative changes can be found within this Memorandum under "Our Business." While a change in tax credits could affect long term exploration plans, such plans are more likely to change in response to results of exploration wells or in response to expectations regarding oil and gas prices. We are not able to predict at this time whether these tax changes will have an impact on production, or plans for future development in the Cook Inlet, or the impact, if any, on royalties that might be paid under the Northern Lights ORRI.

*Recent changes in tax legislation could adversely affect the Partnership's financial results and tax liabilities.* The enactment of the One Big Beautiful Bill Act ("**OBBBA**") could introduce a broad range of regulatory and fiscal reform that could significantly impact oil and gas activities in Alaska. Such changes may include improved tax treatment, compliance complexities, or changes regarding drilling and production activities. While the legislation provides for improved tax treatment and expanded access to federal leasing, it also brings potential compliance complexities and evolving permitting frameworks that may affect drilling and production activities. These developments could lead to project delays, administrative burdens, or shifting access to key resources, ultimately impacting the Partnership's ability to generate expected returns from its Alaskan assets. Ongoing uncertainty surrounding the interpretation, rulemaking, and enforcement of OBBBA provisions increases the risk of adverse effects on the Partnership's financial performance and long-term growth prospects in the region.

Further, the enactment of the OBBBA, includes significant provisions, including tax cut extensions and modifications to the tax framework that may significantly alter the tax treatment of oil and gas investments. While the Partnership continues to evaluate the impact of these legislative changes as additional guidance becomes available, uncertainty remains regarding the timing and interpretation by tax authorities in affected jurisdictions. These legislative changes could have an impact on the Partnership's future effective tax rate, tax liabilities, and cash tax.

While the Partnership is actively analyzing the potential effects of these legislative provisions as well as subsequent regulatory guidance, substantial uncertainty remains with respect to the precise interpretation, implementation timeline, and administrative enforcement of the new tax rules by the Internal Revenue Service (IRS) and other tax authorities. This uncertainty complicates the Partnership's ability to accurately forecast its future effective tax rate, tax liabilities, and cash tax payments.

The Partnership believes that its historical tax positions are in compliance with applicable laws and established precedent. Nevertheless, there is no assurance that these positions will not be challenged by federal, state, or local tax authorities. Tax audits, particularly those involving income allocation and complex deductions, could result in significant adjustments, penalties, or back taxes. Any such adverse outcomes could have a material impact on the Partnership's future operating results and financial condition.

*The investor transaction fee may not count toward your cost basis for tax purposes.* The IRS and/or another relevant tax authority may consider the price of the share before including the investor transaction fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

**Additional risks and information associated with ownership of Partnership Interests**

*Investors will only be minority owners of Partnership Interests in the Partnership and will not have any control of its operations.* As an investor in Partnership Interests, you will not have any rights in regard to the business actions of the Partnership, including additional issuances of securities, repurchases of securities by the Partnership, a sale of the Partnership or its significant assets, or Partnership transactions with related parties.

*Valuation of interests are determined in a manner that is not negotiable with investors.* The valuation of the Partnership will determine the amount by which the investor's stake is diluted in the future. Valuation methods vary among professionals, experts, and industry participants, and therefore, different valuation methods can yield different outcomes or amounts. Examples of valuation methods are included below for illustration purposes only, and none should be considered as a particular valuation method used by the Partnership:

- *Liquidation Value* — The amount for which the assets of a company could be sold, minus the liabilities owed, e.g., the assets are the owned overriding royalty interests in certain leases. The liabilities are the ongoing cost obligations for management of the leases.

- *Book Value* — This is based on analysis of a company's financial statements, usually looking at its balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as contract/lease length, patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

- *Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, or the risk of not receiving the return, as examples. However, predictions of the future are uncertain and valuation of future returns are indeterminate and hypothetical.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative. In the unlikely event a valuation is needed in relation to the sale or dissolution of the Partnership, the valuation methodology used to determine the value of Partnership Interests will be determined in the sole discretion of the General Partner, and investors will not have preemptive or other rights related to their Partnership Interests to avoid dilution or delay any such transaction, and will not have approval rights over any such transaction.

**Investors may be diluted after an initial investment with the Partnership**. An investor's stake in the Partnership will be diluted when or if the Partnership issues additional Partnership Interests. In other words, when the Partnership issues more Partnership Interests, the percentage of the Partnership that you own will go down, even though the value of the Partnership may go up. You will own a smaller piece of a larger Partnership. This increase in Partnership investors may result from multiple closings in this Offering, accepting more investors in a future offering (such as another crowdfunding round), or for other reasons in accordance with the Partnership Agreement and in the discretion of the General Partner.

Although unlikely, if the Partnership decides to issue more Partnership Interests, an investor could experience value dilution, with such investor's Partnership Interests percentage being worth less than before, and control dilution, with the total percentage of the Partnership Interests of an investor owns being less than before. There may also be earnings dilution, with a reduction in the distributions to an investor on a pro rata basis in accordance with its Partnership Interests.

If you are making an investment expecting to own a certain percentage of the Partnership or expecting your Partnership Interests to hold a certain amount of value, then it is important to realize how the value of the Partnership Interests can possibly decrease by actions taken by the Partnership and/or the General Partner. Dilution can make drastic changes to the value of Partnership Interests, ownership percentage, and voting control.

**THE FOREGOING RISK FACTORS ARE NOT A COMPLETE EXPLANATION OF ALL OF THE RISKS INVOLVED IN THE OFFERING OR AN INVESTMENT IN THE PARTNERSHIP. YOU SHOULD READ THIS MEMORANDUM AND ITS EXHIBITS IN THEIR ENTIRETY BEFORE DETERMINING WHETHER TO SUBSCRIBE FOR A PARTNERSHIP INTEREST.**

# TERMS OF THE OFFERING

We are offering up to $1,235,000.00 in Partnership Interests. The minimum Capital Contribution is $510.00, including the 2% Transaction Fee, although the General Partner may accept lesser amounts in its discretion. The Offering will terminate upon the earlier of the sale of all offered Partnership Interests or one year from the date hereof. The General Partner reserves the right to terminate the Offering at any earlier time in our discretion. See Exhibit A, the Partnership Agreement, which sets out the rights and obligations of the Partners.

The Partnership Interests are being offered on a "best-efforts" basis in accordance with Regulation Crowdfunding to persons who are eligible investors. Each subscriber must provide verification that they are an eligible investor. We will entertain offers for subscriptions on a case-by-case basis, with the right to accept or reject any subscription agreement for any reason. **The execution of the subscription agreement constitutes a binding offer and an agreement to hold the offer open until we accept or reject the subscription agreement.**

**Prospective purchasers of Partnership Interests should <u>not</u> tender funds in payment of their subscription until they have been verified as "accredited investors" and have been notified of same by the General Partner. Once a subscription agreement has been accepted, the purchasers will be asked to tender funds in payment for their subscription.**

The Partnership Interest of an investor will be calculated on the basis of Capital Contributions, as a percentage of all Capital Contributions by all Limited Partners, times eighty-five percent (85%). **We reserve the right to offer the Partnership Interests net of fees and to adjust the Partnership Interests accordingly, or to provide different terms in connection with a significant or strategic investment.**

You may subscribe for a Partnership Interest by properly completing, executing and delivering the following electronically to the address set out at the end of this Memorandum: (a) a completed and executed subscription agreement and purchaser suitability questionnaire, (b) an accredited investor verification provided by a third party, as explained below, and (c) an executed signature page to the Partnership Agreement. You agree that an electronic signature, or an electronic record of a manual signature, to a Partnership Agreement and to a subscription agreement shall be given legal effect and deemed valid and binding on the person authorizing or transmitting such signature and any person to whom the signature is attributable, whether or not such signature is encrypted or otherwise verified.

The full subscription price for Partnership Interests should be paid by check or cashier's check payable to Klondike Royalties II, LP or wired to us in accordance with the wiring instructions provided by us. All subscribers whose subscription agreements are accepted will be admitted as Limited Partners in the Partnership once you are verified as an "eligible investor."

**Plan of Distribution**

The Partnership Interests will be offered through the General Partner. We may also enter into placement agreements with registered securities broker dealers. The Partnership may pay sales commissions and due diligence fees to registered securities broker-dealers who place Partnership Interests, and such commissions and fees will be paid by the General Partner from its share of offering proceeds. We may also contract with investment advisers to recommend Partnership Interests to their clients and may reimburse such investment advisers for due diligence expenses.

Intermediary (CRD# 315324, SEC # 008-70756, and CIK 0001872856) is to receive an 8.5% cash commission for the processing of investment commitments. There is an advance of $17,500, and $2,000/month for technical account management.

**Investment Process**

In order to purchase the Securities, Limited Partners must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer ("**KYC**") and anti-money laundering ("**AML**") policies. If a Limited Partner makes an investment commitment under a name that is not its legal name, they may be unable to redeem its Partnership Interests indefinitely, and neither the Intermediary nor the Partnership are required to correct any errors or omissions made by the Limited Partner.

Limited Partners may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the General Partner designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If a Limited Partner does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, then the funds will be released to the Partnership upon closing of the Offering and the Limited Partner will receive securities in exchange for his or her Capital Contribution.

The Partnership will notify Limited Partners when the Maximum Target Offering Amount has been reached. If the Partnership reaches the Maximum Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be 21 days from the time the Offering opened, (ii) the Partnership must provide at least five business days notice prior to the expedited Offering Deadline to the Limited Partners and (iii) the Partnership continues to meet or exceed the Maximum Target Offering Amount on the date of the expedited Offering Deadline.

**Investment Cancellations**

Each Limited Partner will have up to 48 hours prior to the end of the Offering Period to recind its Capital Contribution for any reason. Upon 48 hours prior to the termination of the Offering Period, Limited Partners will not be able to recind a Capital Contribution, regardless of circumstances.

**Notifications**

Limited Partners will receive periodic notifications regarding certain events pertaining to the Offering, such as the Partnership achieving the Maximum Target Offering Amount, the Partnership making an early Closing, any material changes to this Memorandum, and Closing upon the Offering Deadline.

**Material Changes**

Material changes to an offering include but are not limited to:
Any change to the (a) Minimum Target Offering Amount, (b)Maximum Target Offering Amount, (c) minimum Capital Contribution or (d) General Partner. If the Partnership makes a material change to the Partnership Agreement or this Memorandum, or other information disclosed in this Memorandum, then the Limited Partners will be given five business days to reconfirm their investment commitments. During any material change, if any Limited Partner does not reconfirm, then such Limited Partner's Capital Contribution will be cancelled and returned.

**Rolling and Early Closings**

The Partnership may elect to undertake rolling Closings, or an early Closing after it has received Capital Contributions totaling the Maximum Target Offering Amount. During a rolling Closing, those Limited Partners that have made Capital Contributinos will be provided five days notice prior to acceptance of their subscriptions, release of funds to the Partnership, and issuance of Partnership Interests to such

Limited Partners. For the duration of a rolling Closing, the Partnership may continue soliciting potential investors and receiving additional Capital Contributions. Limited Partners should note that if any Limited Partner has received its Partnership Interests, then it will not be required to reconfirm upon the filing of a material amendment to the Form C during a rolling Closing. In an early Closing, the Offering will terminate upon the revised Offering Deadline, which must be at least five days from the date of the notice.

**Eligibility Standards**

Investment in the Partnership Interests involves a high degree of risk and is suitable only for persons of substantial means who have no need for liquidity in their investment and can afford a complete loss of their investment. The following suitability requirements represent the minimum suitability requirements for investors. The satisfaction of these requirements by a prospective investor does not necessarily mean that an investment in the Partnership is a suitable investment for that investor. We reserve the right in our discretion to reject any subscription agreement.

This offering is made in reliance upon the exemptions from the registration requirements of the Securities Act of 1933. You must be eligible under Regulation Crowdfunding or be an accredited investor to invest. Accordingly, you must make the representations in the subscription agreement that:

(a)    you understand that you must bear the financial risks of your investment in the Partnership for an indefinite period of time because the Partnership Interests have not been registered under the Securities Act of 1933 or other applicable securities laws and, therefore, may not be sold unless they are subsequently so registered or an exemption therefrom is available;

(b)    you are acquiring the Partnership Interest for investment solely for your own account and without any intention of reselling, distributing, subdividing, or fractionalizing it;

(c)    you understand the Partnership Interests cannot be transferred except in compliance with the restrictive provisions of the Partnership Agreement of the Partnership and applicable securities laws; and

(d)    you qualify as an investor under Regulation Crowdfunding or as an "accredited investor," as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933. See below.

(e)    you have received, read and fully understand this Memorandum and are solely basing your decision to invest on the information contained in this Memorandum and other written information provided by the General Partner. You must not have relied on any representations made by any other person.

A corporation, partnership or other business entity will be counted as one purchaser. However, if that entity was organized for the specific purpose of acquiring the Partnership Interests, each beneficial or equity owner of the equity securities or equity interests in such entity must be an accredited investor.

We will accept a subscription from a Traditional IRA or Roth IRA. We do not intend to sell Partnership Interests to any number of record owners which would thereafter require the Partnership to register as a reporting company under the Securities Exchange Act of 1934.

**Regulation Crowdfunding Investor Qualifications**

Under Regulation Crowdfunding, Capital Contribution amount(s) from Limited Partners cannot exceed the requirements for investment under Regulation Crowdfunding; *provided however*, any Capital Contribution amount(s) of an accredited investor (see below) are not subject to the limiting requirement of Regulation Crowdfunding. More specifically, in no event will an investor or subscriber be admitted pursuant to Regulation Crowdfunding as a Limited Partner to the Klondike II Partnership whose Capital Contribution amount, whether subsequent to or as its initial Capital Contribution, exceeds (i) if such Limited Partner's annual income or net worth is less than $124,000.00, then the greater of (A) $2,500.00 or (B) 5% of such Limited Partner's annual income or net worth; or, (ii) if such Limited Partner's annual income and net worth are equal to or greater than $124,000.00, then the lesser of (A) 10% of the greater of such Limited Partner's annual income or net worth or (B) $124,000.00. Such calculation of the maximum investment amount of a Limited Partner that is not an accredited investor will include all aggregate investment amounts by such Limited Partner in any issuer offering securities in reliance on Regulation Crowdfunding under the Securities Act.

**Verification that you are an accredited investor**

The rules governing offerings such as this under Rule 506 may require us to take reasonable steps to verify that you are an accredited investor (if applicable) before accepting a subscription from you. This verification may be accomplished in different ways. The Subscription Documents or supplemental subscription documents to this Memorandum contain instructions to enable you to provide an appropriate verification from your attorney, certified public accountant, registered securities broker-dealer or investment adviser registered with the Securities and Exchange Commission. If you are not able to provide a third party verification, we may accept copies of your United States Federal Income Tax Return for each of the two prior years, and your certification that you have a reasonable expectation of reaching the same income level in the current year. Your tax returns must show that you had an individual income in excess of $200,000 in each of the two most recent years for which you have filed a return or had joint income with your spouse in excess of $300,000 in each of those years. We will not accept a subscription agreement from any person who is not able to provide the verification of accredited investor status.

<h1 style="text-align:center">REGULATORY CONSIDERATIONS</h1>

The Interests offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the SEC, and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions. The Interests being offered hereby have not been registered under the Securities Act. This Memorandum has not been reviewed by the SEC, nor has the SEC or any state securities commission or regulatory authority approved, passed upon, or endorsed the merits of this offering. The offering and proposed sale of the Interests described herein will be made in reliance upon Regulation Crowdfunding under the Securities Act. Each investor will be required to represent that it is an "eligible investor" under applicable Securities Act regulations.

**Investment Company Act**

The Partnership will be exempt from the provisions of the Investment Company Act pursuant to SEC guidance regarding Regulation Crowdfunding securities offerings exemptions. Consequently, the significant investor protection provisions of that statute will not apply to an investment in the Partnership.

**Commodity Exchange Act**

The General Partner is exempt from registration with the Commodity Futures Trading Commission (the "**CFTC**"), and is not registered with the CFTC as a commodity trading advisor ("**Commodity Trading Advisor**") or commodity pool operator ("**CPO**") in respect of the Partnership pursuant to an exemption under CFTC Rule 4.13(a)(3). Therefore, unlike a registered CPO or Commodity Trading Advisor, the General Partner is not required to deliver a disclosure document (as defined in the CFTC rules) or a certified annual report to the Partners. The CFTC does not pass upon the merits of participating in a pool or upon the adequacy or accuracy of an offering memorandum. Consequently, the CFTC has not reviewed or approved this Memorandum or any offering in connection therewith. CFTC Rule 4.13(a)(3) exempts from registration CPOs of pools in which all investors are qualified consistent with the rule. CFTC Rule 4.13(a)(3) requires that at all times either: (a) the aggregate initial margin and premiums required to establish commodity interest positions do not exceed five percent of the liquidation value of the Partnership's investment portfolio; or (b) the aggregate net notional value of the Partnership's commodity interest positions does not exceed one-hundred percent of the liquidation value of the Partnership's investment portfolio.

The General Partner, or one or more of its affiliates, may in the future register with the CFTC as a CPO and as a Commodity Trading Adviser. Following such registration, to the extent permitted by the U.S. Commodity Exchange Act and the regulations, orders and interpretations of the CFTC, the General Partner intends to operate the Partnership pursuant to an exemption under CFTC regulation Section 4.13(a)(3) as if the General Partner was not registered with the CFTC as a CPO.

Alternatively, following such registration, the General Partner may elect to operate the Partnership on a partially exempt basis pursuant to CFTC Regulation Section 4.7, in which case the General Partner will provide certain additional disclosure and other information required under CFTC Regulation Section 4.7 to the Limited Partners.

**Investment Advisers Act**

The General Partner is presently not registered as an investment adviser under the Investment Advisers Act, primarily because the investments the Partnership anticipates making will not be structured as securities for purposes of the Investment Advisers Act. However, in the event that such investments were deemed to be securities for purposes of the Investment Advisers Act, it is anticipated that the General Partner will not be required to register as an investment adviser under the Investment Advisers Act in reliance upon the exemption from the registration requirements of the Investment Advisers Act contained in Section 203(m), which exempts from registration any investment adviser who acts solely as an adviser to "private funds" and has assets under management in the United States of less than $150 million. By virtue of being exempt from registration under the "private fund" exemption, although the General Partner would be required to periodically report to the SEC, the General Partner would not be subject to the performance fee restrictions and certain other restrictions contained in the Investment Advisers Act. In the event that the Partnership's investments were deemed to be securities for purposes of the Investment Advisers Act and it were determined that the General Partner had assets under management of at least $150 million, then the General Partner would be required to register under the Investment Advisers Act.

**Anti-Money Laundering – USA Patriot Act**

As part of the Partnership's responsibility to comply with regulations aimed at the prevention of money laundering and terrorist financing, the General Partner may require a detailed verification of a prospective investor's or Limited Partner's identity, any beneficial owner underlying the account, and the source of the payment.

The General Partner reserves the right to request such information as is necessary to verify the identity of a prospective investor and the underlying beneficial owner of a prospective investor's or a Limited Partner's Interests and to otherwise comply with its anti-money laundering obligations. The General Partner also reserves the right to request such identification evidence in respect of a transferee of shares in the Partnership. In the event of delay or failure by the prospective investor, Limited Partner or transferee to produce any information required for verification purposes, the General Partner may refuse to accept or delay the acceptance of a subscription, or (as the case may be) may refuse to register the relevant transfer of shares in the Partnership, or (in the case of a subscription of shares) may cause the redemption of any such Limited Partner from the Partnership.

The General Partner also reserves the right to refuse to make any withdrawal payment or distribution to a Limited Partner if the General Partner deems it necessary to do so to comply with applicable anti-money laundering laws or the laws, regulations, and Executive Orders administered by the U.S. Department of Treasury's Office of Foreign Royalty Interests Control ("**OFAC**"), or other laws or regulations by any person in any relevant jurisdiction (collectively, "**AML/OFAC obligations**").

Each prospective investor, and Limited Partner, will be required to make such representations to the Partnership as the General Partner may require in connection with applicable AML/OFAC obligations, including, without limitation, representations to the Partnership that such prospective investor or Limited Partner (or any person controlling or controlled by the prospective investor or Limited Partner; if the prospective investor or Limited Partner is a privately held entity, any person having a beneficial interest in the prospective investor or Limited Partner; or any person for whom the prospective investor or Limited Partner is acting as agent or nominee in connection with the investment) is not: (i) an individual or entity named on any available lists of known or suspected terrorists, terrorist organizations or of other sanctioned persons issued by the United States government and the government(s) of any jurisdiction(s) in which the Partnership is doing business, including the List of Specially Designated Nationals and Blocked Persons administered by OFAC as such list may be amended from time to time; (ii) an individual or entity otherwise prohibited by the OFAC sanctions programs; or (iii) a current or former senior foreign political figure[3] or politically exposed person[4], or an immediate family member or close associate of such an individual. Further, such prospective investor or Limited Partner must represent to the Partnership that it is not a prohibited foreign shell bank.[5]

Such prospective investor, or Limited Partner, will also be required to represent to the Partnership that amounts contributed by it to the Partnership were not directly, or indirectly, derived from activities that may contravene U.S. federal, state or international laws and regulations, including, without limitation, any applicable anti-money laundering laws and regulations.

Each prospective investor and Limited Partner agrees to notify the Partnership promptly in writing should it become aware of any change in the information set forth in its representations. The prospective investor or Limited Partner is advised that, by law, the Partnership may be obligated to "freeze the account" of such prospective investor or Limited Partner, either by prohibiting additional investments from the prospective investor or Limited Partner, declining any withdrawal requests from the prospective investor or Limited Partner, suspending the payment of withdrawal proceeds payable to the prospective investor or Limited Partner, or segregating the assets in the account in compliance with governmental regulations. The Partnership may also be required to report such action and to disclose the prospective investor's or Limited Partner's identity to OFAC or other applicable governmental and regulatory authorities.

**FCPA Considerations**

The General Partner's professionals and the Partnership are committed to complying with the U.S. Foreign Corrupt Practices Act ("**FCPA**") and other anti-corruption laws, anti-bribery laws and regulations, as well as anti-boycott regulations, to which they are subject. As a result, the Partnership may be adversely affected because of its unwillingness to participate in transactions that violate such laws or regulations. Such laws and

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[3]    A "senior foreign political figure" is defined as (a) a current or former senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a current or former senior official of a major non-U.S. political party, or a current or former senior executive of a non-U.S. government-owned commercial enterprise; (b) a corporation, business, or other entity that has been formed by, or for the benefit of, any such individual; (c) an immediate family member of any such individual; and (d) a person who is widely and publicly known (or is actually known) to be a close associate of such individual. For purposes of this definition, a "senior official" or "senior executive" means an individual with substantial authority over policy, operations, or the use of government-owned resources; and "immediate family member" means a spouse, parents, siblings, children and spouse's parents or siblings.

[4]    A "politically exposed person" ("**PEP**") is a term used for individuals who are or have been entrusted with prominent public functions in a foreign country, for example Heads of State or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials.

[5]    A "prohibited foreign shell bank" is a foreign bank that does not have a physical presence in any country, and is not a "regulated affiliate," *i.e.,* an affiliate of a depository institution, credit union, or foreign bank that (i) maintains a physical presence in the U.S. or a foreign country, and (ii) is subject to banking supervision in the country regulating the affiliated depository institution, credit union, or foreign bank.

regulations may make it difficult in certain circumstances for the Partnership to act successfully on investment opportunities.

In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the United Kingdom has recently significantly expanded the reach of its anti-bribery laws. While the General Partner has developed and implemented policies and procedures designed to ensure compliance by the General Partner and its personnel with the FCPA and other anti-bribery laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that the General Partner has violated the FCPA or other applicable anti-corruption laws or anti-bribery laws could subject it to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect the General Partner's business prospects or financial position, as well as the Partnership's ability to achieve its investment objective or conduct its operations.

**Other Regulations**

Other rules and regulations applicable to the activities of the Partnership may be amended in the future; any such amendments could impose restrictions on the Partnership as to make it impossible or uneconomical for the Partnership to operate as intended.

# ERISA CONSIDERATIONS

## General

Fiduciaries and other persons who are proposing to invest in the Partnership on behalf of retirement plans, IRAs and other employee benefit plans ("**Plans**") covered by ERISA or the Code, must give appropriate consideration to, among other things, the role that an investment in the Partnership plays in the Plan's portfolio, taking into consideration whether the investment is designed to reasonably further the Plan's purposes, the investment's risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan, the projected return of the total portfolio relative to the Plan's objectives, the limited right of investors to withdraw all or part of their capital or to transfer their interests in the Partnership and whether investment in the Partnership constitutes a direct or indirect transaction with a party in interest (under ERISA) or a disqualified person (under the Code).

## Plan Asset Regulations and Benefit Plan Investors

The United States Department of Labor (the "**DOL**") has adopted regulations that treat the assets of certain pooled investment vehicles, such as the Partnership, as "plan assets" for purposes of Title I of ERISA and Section 4975 of the Code ("**Plan Assets**"). Section 3(42) of ERISA defines the term "Plan Assets" to mean plan assets as defined by such regulations as the DOL may prescribe, except that under such regulations the assets of an entity will not be treated as Plan Assets if, immediately after the most recent acquisition of an equity interest in the entity, less than 25% of the total value of each class of equity interest in the entity is held by "Benefit Plan Investors" (the "**Significant Participation Test**"). For purposes of this determination, the value of any equity interest held by a person (other than such a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or any person who provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person, will be disregarded. An entity will be considered to hold Plan Assets only to the extent of the percentage of the equity interest held by Benefit Plan Investors. The term "Benefit Plan Investors" means any employee benefit plan subject to the fiduciary provisions of ERISA, any plan to which the prohibited transaction provisions of Section 4975 of the Code apply (e.g., IRAs), and any entity whose underlying assets include Plan Assets by reason of a plan's investment in such entity (a "**Plan Asset Entity**").

In order to prevent the assets of the Partnership from being considered Plan Assets under ERISA, the General Partner will use commercially reasonable efforts to monitor the investments in the Partnership and prohibit the acquisition or transfer of Partnership Interests by any investor, including a Benefit Plan Investor, unless, after giving effect to such an acquisition or transfer, the total proportion of each class of equity interests in the Partnership owned by Benefit Plan Investors would be less than 25% of the aggregate value of such Class (determined, as described above, by excluding certain Interests held by the General Partner and its affiliates).

Without limiting the generality of the foregoing, in order to limit equity participation in each class of equity interests in the Partnership by Benefit Plan Investors to less than 25%, the General Partner may compel or restrict the withdrawal or redemption of Partnership Interests held by a Benefit Plan Investor. Each investor that is an insurance company acting on behalf of its general account or a Plan Asset Entity will be required to represent and warrant as of the date it invests in the Partnership the maximum percentage of such general account or Plan Asset Entity that will constitute Plan Assets (the "**Maximum Percentage**") so such percentage can be calculated in determining the percentage of Plan Assets invested in the Partnership. Further, each such insurance company and Plan Asset Entity will be required to covenant that if, after its initial investment in the Partnership, the Maximum Percentage is exceeded at any time, then such insurance company or Plan Asset Entity will immediately notify the General Partner of that occurrence and will, if and as directed by the General Partner, in a manner consistent with the restrictions on transfer set forth herein, dispose of some or all of its Partnership Interests.

If the Partnership's assets were considered Plan Assets, then, under ERISA and the Code, the General Partner would be a fiduciary, and certain of their employees, partners and officers, as well as certain affiliates, would become "parties in interest" and "disqualified persons," with respect to the investing Plans, with the result that the rendering of services to certain related parties or the lending of money or other extensions of credit, or the sale, exchange or leasing of property by the Partnership or certain related parties, or the payment of certain fees, as well as certain other transactions, might be deemed to constitute prohibited transactions.  Additionally, individual investment in the Partnership by persons who are fiduciaries, or parties-in-interest and disqualified persons, to a Plan might be deemed to constitute prohibited transactions under such circumstances.

**Representation by Plans**

The fiduciaries of each Plan proposing to invest in the Partnership will be required to represent that they have been informed of and understand the Partnership's investment objectives, policies and strategies and that the decision to invest Plan Assets in the Partnership is consistent with the provisions of ERISA or the Code that require diversification of Plan Assets and impose other fiduciary responsibilities.  By its investment, each investor will be deemed to have represented that either (a) it is not a Plan that is subject to the prohibited transaction rules of ERISA or the Code, (b) it is not an entity whose assets include Plan Assets, or (c) its investment in the Partnership will not constitute a non-exempt prohibited transaction under ERISA or the Code.

**Ineligible Purchasers**

Partnership Interests may not be acquired with Plan Assets if the General Partner, any selling agent, finder, any of their respective affiliates or any of their respective employees: (a) has investment discretion with respect to the investment of such Plan Assets; (b) has authority or responsibility to give or regularly gives investment advice with respect to such Plan Assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such Plan Assets and that such advice will be based on the particular investment needs of the Plan; or (c) is an employer maintaining or contributing to such Plan.  A party that is described in clause (a) or clause (b) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

**Plan Reporting Requirements**

The information contained herein and in the other documentation provided to investors in connection with an investment in the Partnership is intended to satisfy the alternative reporting option for "eligible indirect compensation" on Schedule C of the Form 5500, in addition to the other purposes for which such documents were created.

Whether or not the underlying assets of the Partnership are deemed Plan Assets, an investment in the Partnership by a Plan is subject to ERISA and the Code.  Accordingly, Plan fiduciaries should consult their own counsel as to the consequences under ERISA and the Code of an investment in the Partnership.  Note that similar laws governing the investment and management of the assets of governmental or non-U.S. plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code.  Accordingly, fiduciaries of such governmental or non-U.S. plans, in consultation with their counsel, should consider the impact of their respective laws and regulations on an investment in the Partnership.

## USE OF PROCEEDS

The table below sets forth information concerning the estimated use of proceeds of the offering. The gross proceeds from the sale of Partnership Interests will be $1,235,000.00 if the Maximum Total Offering Amount is sold. We show the estimated use of proceeds assuming that all sales in the offering are made through the General Partner, who is not paid sales commissions or due diligence fees in connection with such sales, although we may make sales through registered broker-dealers where sales commissions or due diligence fees are paid. Sales commissions or due diligence fees, if any, will be paid by the General Partner, and will reduce the amount of net proceeds it retains from the proceeds in the offering.

| Partnership Lease Acquisition, Fees and Expenses | |
|---|---|
| Asset acquisitions (excluding the General Partner 15% Fixed Fee) | $814,750.00 |
| General Partner 15% Fixed Fee[6] | $185,250.00 |
| Initial Annual Management Fee[7] | $35,000.00 |
| Organizational & Offering Expenses | $200,000.00 |
| Total: | $1,235,000.00 |

(1)	This table sets out our estimated use of proceeds for purposes of informing potential investors about the anticipated use of offering proceeds. This table does not address the allocation for federal income tax purposes of the amount paid by an investor for its Partnership Interest.

(2)	This table assumes that the Partnership sells Partnership Interests at the Maximum Target Offering Amount. If the Partnership raises less than $1,235,000.00 in the Offering, then the General Partner shall have the right to waive part or all of the payments to it; provided, however, the Partnership shall be obligated to pay the amount of any fixed payments waived by the General Partner to the General Partner from future revenues, including proceeds of asset sales and production payments.

(3)	The General Partner will be paid a fixed fee of 15% of the gross amount of subscription proceeds in the offering, as compensation for administering the offering and the Partnership, and in reimbursement of expenses previously incurred and anticipated to be incurred by the General Partner on behalf of the Partnership. To the extent that this payment exceeds the actual internal and external expenses incurred by the General Partner, any excess should be considered compensation to the General Partner. The General Partner may, in its discretion, accept purchases of Partnership Interests net (or partially net) of such expenses or other fees or reimbursements.

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[6] The General Partner 15% Fixed Fee is an asset acquisition cost and, accordingly is included in any aggregate asset acquisition estimated percentages contained in this Memorandum.

[7] The Partnership reserves the ability to adjust upward the Management Amount account for annual inflation (beginning one full calendar year after final Closing of the Offering) in an amount equal to the annual U.S. CPI.

## MANAGEMENT

The General Partner is managed and owned by ProAK.

***Shawn E. Bartholomae.*** Mr. Bartholomae is a principal of Klondike Enterprises II, LLC and the manager and owner of ProAK. He also holds management positions and direct or indirect ownership interests in numerous other entities that are engaged in oil and gas exploration and development. Mr. Bartholomae attended the University of Texas at El Paso where he majored in business management. His experience lies in the fields of investment counseling in the energy industry and in the marketing of financial products dealing with oil and gas production. From March 1983 through March 1985, Mr. Bartholomae was employed by Teleco, Carrollton, Texas, a telecommunications company and from March 1985 through October 1988, by Business Tele Systems, Addison, Texas, also a telecommunications company. In October 1988, he joined Reef Exploration, Inc., Dallas, Texas in its sales department where he remained until March 1993. From March 1993 through July 1997, he was employed by Western American Securities, Inc., Richardson, Texas, a securities broker-dealer affiliated with Reef Exploration, Inc. where he was a Senior Vice-President and registered representative at the time of his departure in July 1997. In July 1997, Mr. Bartholomae became an officer and shareholder of Prodigy Exploration, Inc., which was formed to sponsor oil and gas drilling programs. After the formation of American Landmark Securities, Inc., by his father in 1997, Mr. Bartholomae also became a registered representative with the firm, thereafter terminating his registration with that firm in October 2007. In January 2001, Mr. Bartholomae founded Prodigy Oil & Gas, LLC, which sponsored oil and gas drilling programs until 2010. Mr. Bartholomae was also a founder of Silver Tusk Oil Company, LLC which was formed in February 2009, and is currently the Chief Executive Officer of Black Lava Resources, LLC, formed in October 2010 to sponsor and participate in oil and gas drilling programs. Information concerning drilling programs recently sponsored by Silver Tusk Oil Company, LLC, Prodigy Oil & Gas, LLC, Prodigy Exploration, Inc. and Black Lava Resources, LLC can be obtained upon request to the General Partner. See "*Legal Proceedings.*" The issuer does not have any employees.

# DESCRIPTION OF THE SECURITIES

The Partnership is offering Partnership Interests in a Delaware limited partnership. Persons whose subscriptions are accepted in the offering will become limited partners in the Partnership. We sometimes refer to limited partners admitted in the offering as Limited Partners. The Partnership is a tax flow-through entity, which means that all profits and losses are allocated to the partners, who report these items as part of their personal tax returns and pay taxes on their share of profits. Generally, allocations to the Partners are intended to give effect to the rights of the Partners in distributions made by the Partnership. The Partnership retains the right to issue additional Partnership Interests from time to time in connection with any unpaid Capital Call or upon the consent of a Majority-in-Interest.

The Partnership Interests have not been registered under the U.S. Federal Securities Act of 1933 or under the securities laws of any state or other jurisdiction, and may not be transferred unless and until registered under such act and laws or the Partnership has received an opinion of counsel in form and substance satisfactory to the Partnership that such transfer is in compliance therewith. The General Partner may waive the requirement for an opinion of counsel in its discretion. No transfer shall be made which, in the opinion of counsel to the Partnership, would (i) result in the Partnership being considered to have been terminated for purposes of Section 708 of the Code; (ii) would not satisfy any applicable safe harbor under the Regulations from "publicly traded partnership" status; (iii) would result in the assets of the Partnership being considered plan assets for purposes of the Employee Retirement Income Security Act; (iv) would require the Partnership to register as an investment company under the Investment Company Act of 1940; or (v) would otherwise result in materially adverse tax consequences to the Partnership or the Partners. The Partnership may require a Partner desiring to transfer its Partnership Interest to provide an opinion of counsel in form and substance satisfactory to the Partnership that such transaction would not result in the Partnership being considered terminated under the Code and Regulations. The transferee shall provide to the General Partner the transferee's taxpayer identification number and related information of any natural person transferee or control person of any transferee, and any other information reasonably necessary to permit the Partnership to file required tax returns. The transferee shall provide appropriate identifying information regarding itself or any control person and any other information required by the General Partner to comply with any currency transaction laws, financial privacy laws, anti-money laundering laws or similar laws.

## UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

**This summary is for general information only and is not tax or legal advice. It is not to be construed as tax advice or to be a complete description of all tax considerations relevant to a prospective purchaser. It is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed with respect to the U.S. federal income tax positions described herein. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSIDERATIONS RELEVANT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF A PARTNERSHIP INTEREST UNDER THE U.S. FEDERAL INCOME TAX LAWS AND OTHER U.S. FEDERAL TAX LAWS, AND UNDER THE TAX LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER APPLICABLE TAXING JURISDICTION.**

The following is a summary of the material U.S. federal and state income tax considerations that may be relevant to the purchase, ownership, and disposition of a Partnership Interest by U.S. persons (as defined below). This summary does not address all of the tax considerations that might be relevant to a prospective investor's particular circumstances or to prospective investors that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, governmental organizations, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who will hold Partnership Interests as part of a "straddle," hedging transaction, conversion transaction, or other similar integrated transaction for U.S. federal income tax purposes, certain former citizens or residents of the United States, or U.S. persons (as defined below) that have a functional currency other than the U.S. dollar. This summary assumes that each investor will hold the Partnership Interest as a capital asset (generally, property held for investment).

This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "**Code**") and the Texas Tax Code, existing and proposed regulations thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof. These authorities are subject to change, possibly with retroactive effect, which could affect the tax considerations described in this summary. We have not obtained, and have no plans to request, a ruling from the Internal Revenue Service (the "**IRS**") or any other governmental agency or any other person with respect to any of the matters discussed in this summary, and as a result there can be no assurance that the IRS or other applicable tax authorities will agree with the statements made in this summary.

Except to the limited extent set forth below, this summary does not address the special tax considerations that may apply to persons who are not U.S. persons. For this purpose, you are a "**U.S. person**" if you are:

- an individual who is a citizen or resident of the United States;

- a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes ) created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States persons" (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person" (as so defined).

If a partnership (or other entity classified as a partnership for tax purposes) purchases a Partnership Interest, the tax consequences to the partnership and its partners with respect to the partnership's purchase, ownership, and disposition of the Partnership Interest generally will depend on the status of the partner and the activities of the partnership. A prospective investor that is a partnership, and partners of the partnership, should consult their own tax advisors as to the tax considerations relevant to the partnership's purchase, ownership, and disposition of the Partnership Interest.

Except to the extent specifically set forth below, this summary does not address the tax consequences to an investor under the laws of any foreign, state, or local tax jurisdiction, nor does it address the U.S. federal estate and gift tax, or alternative minimum tax, or other non-income tax consequences of the ownership and disposition of a Partnership Interest.

**Taxation of Partnership Items**

*In General*

The Partnership expects to be treated as a partnership, rather than a corporation, for federal income tax purposes, and this summary is based on the Partnership's expected classification as a partnership. Unlike a corporation, a partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner reports the partner's share of the partnership's items of income, gain, loss, deduction, and credit ("**Tax Items**") on the partner's own tax return, whether or not the partnership makes any distributions with respect to such Tax Items. As a result, a Partner could be allocated taxable income from the Partnership, not receive any distributions from the Partnership, and be required to use funds from other sources to pay the tax attributable to the Partner's share of Partnership taxable income.

The allocations of Tax Items to Partners under the Partnership Agreement will be given effect for federal income tax purposes if the allocations have "substantial economic effect" or if they are made (or deemed made) in accordance with the Partners' respective interests in the Partnership, taking into account all relevant facts and circumstances. The General Partner believes that the allocation provisions of the Partnership Agreement will be respected for tax purposes. However, if the IRS does not respect an allocation and the Partners' allocable shares of income and loss are adjusted, the Partners or the Partnership could be assessed additional taxes, interest, and penalties.

*Organization, Syndication, and Start-Up Expenses*

The Partnership will incur expenses in connection with organizing the Partnership ("**organization expenses**"), offering the Partnership Interests for sale to prospective investors ("**syndication expenses**"). In accordance with Section 709 of the Code, the Partnership will elect to amortize its organization expenses over a period of 180 months beginning with the month in which it begins business. Partnership syndication expenses will be capitalized and may not be deducted or amortized.

*Depletion Deductions*

The owner of an economic interest in an oil or gas property, including an overriding royalty interest, is entitled to a deduction for depletion in connection with the income derived from the production of oil, gas and other minerals from the property. The deduction for depletion for any year with respect to any specific property is the greater of "cost" depletion or "percentage" depletion (if allowable).

Cost depletion is calculated by dividing the adjusted tax basis of the property by the units of reserves existing as of the end of the year and sold during the year, and then multiplying that unit cost by the number of units of sold during the year. Cost depletion cannot exceed the adjusted tax basis of the property to which it relates.

Percentage depletion is generally equal to 15% of gross income attributable to production from a property. The percentage depletion rate with respect to production from "marginal properties" is subject to increase (to a maximum of 25%) by one percentage point for each whole dollar that the reference price for crude oil (i.e., the IRS' estimate of the annual average wellhead price per barrel for all unregulated domestic crude oil production) during the immediately preceding year is less than $20.00 per barrel. The deduction for percentage depletion may not exceed the taxpayer's taxable income from the property (computed without regard to depletion deductions and the production activities deduction). Furthermore, the total amount of percentage depletion for a taxable year may not exceed 65% of the taxpayer's taxable income for such year (computed without regard to depletion deductions, the production activities deduction and certain loss carrybacks). Any percentage depletion deductions disallowed because of this limitation may be carried forward indefinitely (subject to the same limitation in subsequent years). In addition, percentage depletion is only available with respect to that portion of the taxpayer's average daily production which does not exceed 1,000 equivalent barrels (with 6,000 cubic feet of gas being equal to one barrel of oil). Percentage depletion is allowable as a deduction even if the taxpayer has no basis in the property or even after the taxpayer has fully recovered such taxpayer's basis.

To be eligible to use percentage depletion, a taxpayer must qualify as an "independent producer," which is defined as a person who is (a) not engaged, directly or indirectly through related persons, in the retail marketing of oil and gas or oil and gas products (unless the gross receipts from such retail marketing does not exceed $5,000,000 for the taxable year), and (b) not a refiner of crude oil having average daily refinery runs for the taxable year that exceed 75,000 barrels (including refining by certain related persons).

The depletion deduction with respect to a property owned by a partnership must be determined at the partner level rather than at the partnership level. Accordingly, the determination whether cost or percentage depletion is applicable (including the determination whether the independent producer requirement is met) will be made by each Limited Partner, and each Limited Partner will be responsible for computing his own depletion allowance and maintaining records with respect to his share of the basis in Partnership depletable properties. Each prospective investor should consult his personal tax advisor to determine whether percentage depletion will be available to him.

Upon the disposition of a property at a gain, all amounts previously deducted for depletion (whether cost depletion or percentage depletion), to the extent that such amounts reduced the basis in the property, must be recaptured by treating the gain as ordinary income to the extent of such amounts.

### Sale of Properties

In general, taxable gain upon the sale or exchange of Partnership assets will be recognized to the extent that any cash and the fair market value of any other property received from the purchaser, plus the amount of any liabilities assumed or taken subject to by the purchaser, exceeds the Partnership's adjusted tax basis for the assets sold or exchanged. Each Partner will be required to include its allocable share of any of the gain recognized by the Partnership from the sale or exchange of the Partnership property on the Partner's federal income tax return. In the case of a disposition by the Partnership of a property that is subject to the allowance for percentage depletion, each Partner must separately determine gain or loss with respect to such property based on the Partner's tax basis in the property.

Substantially all of the properties held by the Partnership for more than one year (other than certain intangibles developed by the Partnership) should qualify as property that gives rise to Section 1231 gains and Section 1231 losses as described in Section 1231 of the Code. The portion of any gain on the sale of such property that constitutes recapture of prior depletion deductions will be characterized as ordinary income under Section 1254 of the Code. A similar recapture rule applies with respect to other cost recovery deductions claimed by the Partnership. The remainder of any gain or loss will constitute Section 1231 gains and Section 1231 losses as described in Section 1231 of the Code and will be separately reported to the Partners. If a Partner's Section 1231 gains for a year exceed the Partner's Section 1231 losses, such gains and losses are treated as long-term capital gains and losses (except that a net Section 1231 gain may be ordinary income to the extent of non-recaptured net Section 1231 losses over the preceding five years). On the other hand, if a Partner's Section 1231 gains for a year do not exceed the Partner's Section 1231 losses, such gains and losses are generally treated as ordinary income and loss.

To the extent gain recognized by the Partnership on the disposition of real property owned by the Partnership for more than one year relates to prior depreciation deductions taken with respect thereto, the Partnership may recognize "unrecaptured Section 1250 gain," which is generally taxable at a rate of 25% and not at the rates applicable to long-term capital gains. In addition, gain on the sale of property will be ordinary income to the extent the gain represents depreciation or cost recovery recapture with respect to the Partnership's depreciation of personal property or certain accelerated depreciation of real property.

Under Section 1061 of the Code, if the General Partner's Partnership Interest is deemed to be an "applicable partnership interest" as defined in Section 1061(c) of the Code, the General Partner's share of any long-term capital gain recognized by the Partnership with respect to Partnership property held for not more than three years might be recharacterized as short-term capital gain. For this purpose, an "applicable partnership interest" is generally defined as an interest in a partnership where (a) the interest is transferred to or held by the taxpayer in connection with the performance of services by the taxpayer or a related person, and (b) the partnership is engaged in any activity conducted on a regular, continuous, and substantial basis which consists, in whole or in part, of raising or returning capital, investing in, or disposing of, specified assets (or identifying specified assets for such investing or disposition), or developing specified assets. The term "specified assets" includes securities, commodities, real estate held for investment, and derivatives on such assets. Absent a technical correction to the Code, it appears that gains classified as long-term capital gains under Section 1231 of the Code are not affected by gain recharacterization rule in Section 1061. If Section 1061 applies to the General Partner's Partnership Interest and to gains recognized by the Partnership, the General Partner may have an incentive to hold Partnership properties for more than three years, which could be contrary to the interests of the Limited Partners. The Limited Partners generally will have no control over the period for which the Partnership will hold its properties.

**Partner's Basis for Partnership Interest**

A Partner will have an initial tax basis in the Partner's Partnership Interest equal to the Partner's purchase price for the Partnership Interest. That initial tax basis will be increased by the Partner's additional capital contributions (if any), the Partner's share of Partnership income and gains (whether or not taxable, and including gain on the disposition of an oil or gas property by the Partnership separately computed by the Partner), and the Partner's share of Partnership liabilities. The Partner's tax basis for the Partnership Interest will be decreased, but not below zero, by distributions that the Partner receives from the Partnership, the Partner's share of Partnership deductions and losses (whether or not deductible for tax purposes, and including depletion deductions with respect to, and loss on the disposition of, an oil or gas property by the Partnership separately computed by the Limited Partner), and decreases in the Partner's share of Partnership liabilities (to the extent previously included in basis). The Partners' share of Partnership liabilities will be determined under Section 752 of the Code and reported to the Partners by the Partnership. Each Partner is responsible for maintaining records with respect to the Partner's basis in its Partnership Interest.

**Partnership Distributions**

A Partner generally will not recognize gain or loss upon the receipt of a distribution from the Partnership. A Partner will recognize gain upon the receipt of cash distributions to the extent such distributions during a tax year exceed the adjusted tax basis of the Partner's Partnership Interest. Such gain will generally be taxed as gain from the sale of the Partnership Interest (see *Disposition of a Partner's Partnership Interest*). To the extent a distribution causes the Partner's amount at risk to be reduced below zero, the distribution can give rise to ordinary income to the extent of prior unrecaptured ordinary losses (see *Limitations on Partners' Deduction of Partnership Losses*).

**Limitations on Partners' Deduction of Partnership Losses**

To the extent the Partnership incurs a loss for any tax year, the ability of a Partner to deduct the Partner's allocable share of the Partnership loss will be subject to various limitations.

### Basis and At-Risk Limitations

A Partner's distributive share of Partnership loss is allowed only to the extent such loss does not exceed the lesser of the Partner's adjusted tax basis in the Partner's Partnership interest, or, in the case of an individual and certain closely held C corporations, the amount the Partner is "at risk" with respect to the Partner's Partnership interest at the end of the Partnership year in which the loss occurred. Any loss disallowed by reason of the basis or at-risk limitation may be carried forward and deducted in later taxable years to the extent that the Partner's tax basis or at-risk amount, as the case may be, is increased in such later years (subject to application of the other limitations on losses and deductions).

Each Partner's at-risk amount is initially equal to the amount of money and the adjusted basis of property that the Partner contributes to the Partnership, reduced by any amount of money the Partner borrows to acquire or hold the Partner's Partnership Interest if the lender of such borrowed funds owns an interest in the Partnership, is related to such a person, or can look only to the Partner's Partnership Interest for repayment. The Partner's at-risk amount is increased by the Partner's share of Partnership income and is decreased by the Partner's share of Partnership losses and distributions (in each case whether or not taxable and including income and losses separately computed by the Partner with respect to Partnership oil and gas properties).

If a Partner's at-risk amount is reduced below zero (by distributions or otherwise), the Partner will be required to recognize ordinary income to that extent. The amount of ordinary income recognized under this rule, however, cannot exceed the excess of the losses previously claimed by the Partner over any amounts of ordinary income previously recognized under this rule.

Generally, the at risk limitation applies on an activity-by-activity basis and, in the case of oil or gas properties, each property is treated as a separate activity so that losses or deductions arising from one property are limited to the at risk amount for that property and not the aggregate at risk amount for all the taxpayer's oil or gas properties. The IRS has announced that, until further guidance is issued, it will permit the aggregation of oil or gas properties owned by a partnership in computing a partner's at risk limitation with respect to the partnership. The IRS has also announced that any rules that would impose restrictions on the ability of partners to aggregate will be effective only for taxable years ending after the rules are issued.

### Passive Activity Limitations

The Code limits the ability of taxpayers, other than C corporations that are not closely held and are not personal service corporations, to deduct losses and credits from business activities that constitute a "passive activity" with respect to the taxpayer. For affected taxpayers, income from a passive activity can be offset by both active and passive losses from other business activities, but losses from a passive activity may be deducted only against passive activity income. For this purpose, investment income and gains are generally excluded from the calculation of the income or loss from a passive activity and are generally classified as "portfolio" income and expenses.

The Partnership's activities are expected to consist solely of investment activities and are not expected to constitute a passive activity for purposes of the passive activity loss rules.

### Net Capital Losses

The Partnership will report to its Partners their allocable shares of the Partnership's net long-term capital gain or loss and net short-term capital gain or loss (if any) for each taxable year, which will be added to the Partner's other long-term and short-term capital gains and losses. A Partner with a net capital loss in either category may first offset the loss against any net capital gain in the other category, and any excess net capital loss of an individual is deductible against up to $3,000 of other net taxable income ($1,500 in the case of a married individual filing separately), utilizing any net short term capital loss first. Any remaining net capital loss of an individual can be carried forward and taken into account as a net capital loss of the same character arising in the succeeding tax year. Net capital losses of a corporation cannot be deducted against other income, but can generally be carried back three taxable years and forward five taxable years.

**Interest Expense**

Each Partner is allocated a portion of the Partnership's interest expense on any loan incurred by the Partnership. Interest on debt that is properly allocable to a passive activity is treated as a passive activity expense which can only be deducted against passive activity income. See "*Passive Activity Limitations*" above. Interest on debt that is properly allocable to property held for investment is subject to the investment interest limitations. Individuals may deduct investment interest only to the extent of the individual's net investment income.

If a Partner borrows to directly finance an investment in Partnership Interest, or funds the investment in Partnership Interest by drawing funds from an account securing repayment of, or holding the proceeds of, borrowed funds, all or a portion of the underlying debt could be treated as allocable to the Partner's investment in Partnership Interest. Interest expense on such debt must be allocated among the assets of the Partnership using a reasonable method. The Partner's interest expense allocable to Partnership investment assets is accounted for in the same manner as such interest expense incurred by the Partnership (as discussed in the preceding paragraph).

**Limitations on Itemized Deductions**

In the case of a non-corporate taxpayer for taxable years beginning after December 31, 2017 and before January 1, 2026, no deduction is allowed for miscellaneous itemized deductions. For this purpose, miscellaneous itemized deductions means all itemized deductions other than the deductions for interest, taxes, charitable gifts, and other items specified in Code. Itemized deductions do not include deductions attributable to a trade or business carried on by the taxpayer (or carried on by a partnership in which the taxpayer holds an interest) other than as an employee, or deductions for losses from the sale or exchange of property. For taxable years beginning after December 31, 2025, miscellaneous itemized deductions of non-corporate taxpayers are allowable only to the extent that they exceed 2% of the taxpayer's adjusted gross income. In addition, certain high income individuals are subject to an overall limitation on certain itemized deductions, including miscellaneous itemized deductions.

The Partnership expects that the portion of its deductions subject to the limitations applicable to itemized deductions will not be material, but there can be no assurance that the IRS will not challenge the classification of certain Partnership deductions. For example, the IRS could contend that any distributions made by the Partnership to the General Partner in excess of distributions proportionate to the General Partner's investment in the Partnership constitute a fee. If this position were sustained, all or a portion of the Partners' allocable shares of such fee could be subject to the limitations on itemized deductions as described in the preceding paragraphs.

**Alternative Minimum Tax**

A tax equal to the greater of a taxpayer's "regular tax" or "alternative minimum tax" is imposed under Section 55 of the Code. Certain tax items of Partners attributable to the Partnership, such as the excess of percentage depletion over the cost basis of the Partnership's oil and gas properties, could give rise to adjustments or tax preference items that could impact the calculation of the Partner's alternative minimum tax and increase the amount of tax that would otherwise be payable by the Partner with respect to the Partner's share of Partnership regular taxable income. In that regard, for taxable years beginning after December 31, 2017 and before January 1, 2026, applicable alternative minimum tax exemption amounts were increased significantly.

**Disposition of a Partner's Partnership Interest**

Upon the sale or other taxable disposition of a Partner's Partnership Interest (including a redemption by the Partnership for cash), the Partner will recognize gain or loss in an amount equal to the difference between the amount realized by the Partner for the Partnership Interest (excluding any amounts realized attributable to Partnership "hot assets," as discussed below) and the Partner's tax basis for the Partnership Interest. The Partner's tax basis for the Partnership Interest is increased (or decreased) to take into account the Partner's allocable share of Partnership tax items for the portion of the Partnership's taxable year ending on the disposition date. The Partner's tax basis for the Partnership Interest and the amount realized upon the disposition of the Partnership Interest will also take into account the Partner's allocable share of Partnership liabilities. Any recognized gain or loss is generally treated as treated as long-term capital gain or loss to the extent the Partner has held its Partnership Interest for more than one year. As noted above, a Partner's deduction for any capital loss may be limited. See *Limitations on Partners' Deduction of Partnership Losses – Net Capital Losses*.

In measuring whether a Partner has held its Partnership Interest for more than one year, if the Partner has made net contributions to the Partnership during the one-year period ending on the date of disposition, the Partner is treated as holding a portion of the Partner's aggregate Partnership Interest for one year or less based on the ratio of (a) the fair market value of the Partner's Partnership Interest acquired in exchange for Capital Contributions to the Partnership during the one-year period ending on the date of the distribution to (b) the fair market value of the Partner's entire Partnership Interest immediately prior to such disposition. For this purpose, the Partner may treat any distributions occurring during such one-year period as reducing any contributions during such one year period on a last-in first-out basis. The rules for computing the holding period for a Partner's Partnership Interest may cause a Partner to recognize short-term capital gain with respect to a disposition even though the gain is economically attributable solely to Partnership Interest, or underlying Partnership assets, held for more than one year.

Special rules may apply if a Partner receives property other than cash in redemption of the Partner's Partnership Interest, but it is not expected that the Partnership will make any such redemption in kind.

Amounts realized by the Partner on a taxable disposition of a Partnership Interest that are attributable to Partnership "unrealized receivables" or "inventory items" (as defined in Section 751 of the Code and commonly referred to as "**hot assets**") are excluded from the calculation of capital gain or loss on the disposition and are instead treated as ordinary income. Hot assets generally include any Partnership assets that would give rise to ordinary income if sold by the Partnership, including depletable property to the extent of depletion recapture treated as ordinary income. A Partner can recognize ordinary income on the disposition of a Partnership Interest even if the disposition otherwise results in a loss.

A Partner that transfers Partnership Interest will generally be required to notify the Partnership regarding the transfer, and the Partnership will be required to file certain information reports with the IRS and the Partner regarding the transfer. The information reports are intended to ensure that any ordinary income arising from the transfer is properly reported by the Partner to the IRS.

**Section 754 Election**

Section 754 of the Code permits the Partnership to make an election to adjust the tax basis of Partnership property on the distribution of property by the Partnership to a Partner and on a Partner's transfer of Partnership Interest by sale or exchange or by death. In the case of a transfer of Partnership Interest, the general effect of a Section 754 election is that the Partnership adjusts the tax basis of its assets, with respect to the transferee only, by the difference between the transferee's adjusted basis for the Partnership Interest acquired and the transferee's proportionate share of the Partnership's unadjusted basis for its assets. The adjustment is generally allocated to the assets based upon the fair market value of the assets at the time of the transfer of the Partnership Interest. Any such election, once made, cannot be revoked without the consent of the IRS. Under the terms of the Partnership Agreement, the General Partner, in its discretion, may make a Section 754 election but is not required to do so.

In the absence of a Section 754 election, a person proposing to purchase Partnership Interest at a premium to a Partner's proportionate share of the Partnership's tax basis for its assets will not obtain a stepped up tax basis for the premium paid, which might cause the purchaser to discount the purchase price for the Partnership Interest. Likewise, if a Partner dies during a year in which the Partnership does not have a Section 754 election in effect, the Partnership will not adjust the tax basis for the decedent's proportionate share of the Partnership's assets.

An adjustment to the basis of Partnership property is mandatory upon the distribution of property by the Partnership to a Partner if there is a substantial basis reduction, and is also mandatory upon a Partner's transfer of a Partnership Interest by sale or exchange or by death if the Partnership has a substantial built-in loss immediately after the transfer. A substantial basis reduction results if a downward adjustment of more than $250,000 would be made to the basis of Partnership assets if a Section 754 election were in effect. A substantial built-in loss exists if either (a) the Partnership's adjusted basis in its assets exceeds the fair market value of such assets by more than $250,000, or (b) the transferee of Partnership Interest would be allocated a loss of more than $250,000 if the Partnership's assets were sold for cash equal to their fair market value immediately after the transfer. The effect of the mandatory adjustment is the same as if the Partnership had a Section 754 election in effect.

## Tax on Net Investment Income

In the case of individuals, a 3.8% tax is imposed for each taxable year on the lesser of (a) net investment income for the year or (b) the modified adjusted gross income for such year in excess of a threshold amount ($250,000 if married filing jointly or a "surviving spouse," $125,000 if married filing separately, and $200,000 in other cases). In the case of estates and trusts, a 3.8% tax is imposed for each taxable year on the lesser of (a) undistributed net investment income for the year or (b) the adjusted gross income for such year in excess of the dollar amount at which the highest tax bracket for estates and trusts begins for such year ($12,750 for 2019). It is likely that net income or net loss recognized by a Partner that is an individual or a trust or estate with respect to the Partnership's operations or with respect to a taxable disposition of Partnership Interest will generally be taken into account in computing the Partner's net investment income (subject to applicable limitations on loss deductions).

## Information Returns

The Partnership will file an annual information return on Form 1065 using the calendar year as its taxable year. The Partnership intends to furnish each Partner certain tax information, including a Schedule K-1, setting forth each Partner's share of the Partnership's income, gain, loss, and deduction for the preceding Partnership taxable year, and information necessary to compute each Partner's depletion deductions with respect to the Partnership's depletable properties. Each Partner is required to treat Partnership tax items on the Partner's tax return in a manner consistent with the tax treatment of the items on the Partnership's information return.

The Partnership may not be able to deliver Schedules K-1 (and corresponding state schedules) to Partners for each taxable year of the Partnership prior to April 15th of the following taxable year. Accordingly, Partners may be required to obtain extensions for filing their federal, state and local income tax returns each year.

## Tax Audits and Appeals

If the Partnership's federal income tax information return is audited by the IRS, the tax treatment of all Partnership tax items will be determined at the Partnership level in proceedings controlled by the General Partner as the Partnership's designated "partnership representative" (referred to in the Partnership agreement as the "**Tax Matters Partner**"). A Partner is generally not entitled to notice of, or entitled to participate in, any such proceeding, and is generally bound by any actions taken by the partnership representative in the proceeding. However, under the Partnership Agreement, the General Partner, in its capacity as Tax Matters

Partner, is required to notify all Partners of any proceedings commenced by the IRS, and to furnish all Partners periodic reports at least quarterly on the status of such proceedings.

If the IRS proposes adjustments to the Partnership's reported tax items, the proposed adjustments will be set forth in a "notice of proposed partnership adjustment," which will include a calculation of an "imputed underpayment" generally representing an amount of tax due based on the net positive taxable adjustments multiplied by the highest rate of federal income tax in effect for the Partnership's taxable year to which the adjustments relate (the "**reviewed year**") plus any adjustments to tax credits reported by the Partnership. The notice of proposed partnership adjustment will also include any applicable penalties, which will be determined at the Partnership level (including the determination of any Partner-level defenses). The General Partner may request modifications to the proposed adjustments and imputed underpayment based on various factors, including amended returns filed by Partners for the reviewed year (or certain "pull-in" procedures in lieu of amended returns), adjustments allocable to tax-exempt partners, and tax rates applicable to adjustments allocable to Partners who are corporations (in the case of ordinary income adjustments) or individuals (in the case of capital gain adjustments). Any remaining imputed underpayment and applicable penalties will be set forth in a notice of final partnership adjustment.

The Partnership may challenge a notice of final partnership adjustment by filing a petition for readjustment with an applicable U.S. federal court within 90 days after the issuance of the notice. If the Partnership does not file a petition for readjustment, the IRS will generally assess and collect the imputed underpayment and penalties (as set forth in the notice) from the Partnership as if it were a tax imposed on the Partnership for the year in which the notice of final partnership adjustment is mailed (the "**adjustment year**"). If the Partnership files a petition for readjustment, the imputed underpayment and penalties will be determined by the court (including normal rights of appeal) and generally assessed and collected by the IRS in the same manner as amounts determined in the notice of final partnership adjustment. Interest is generally imposed on the imputed underpayment and penalties from the return due date for the reviewed year to the return due date for the adjustment year, and thereafter in the same manner as a tax deficiency for the adjustment year. Any imputed underpayment and applicable penalties paid by the Partnership will be treated as a non-deductible expense of the Partnership. The Partnership Agreement provides that each Partner and former Partner for the reviewed year must pay or reimburse the Partnership for their allocable shares of any imputed underpayment payable by the Partnership in proportion to their respective Partnership Interests for the reviewed year and the imputed tax underpayment will be based on distribution waterfall priorities and will be determined taking into account any modifications to the proposed imputed underpayment and penalties by reason of the status of, or any elections or returns filed by, the affected Partners.

As an alternative to the Partnership paying the imputed underpayment amount and applicable penalties set forth in the notice of final partnership adjustment and seeking reimbursement from the Partners and former Partners (if any) for the reviewed year, the Partnership may elect with respect to any reviewed year to "push out" the adjustments and penalties to the persons who were Partners for the reviewed year. The Partnership will provide each affected Partner with a statement setting forth such Partner's share of the audit adjustments and penalty amounts. Each Partner is then required to pay an additional tax for the taxable year in which the partner receives the statement, rather than filing amended returns for the year to which the adjustments relate and any other intervening affected years (the "**applicable tax years**"). The additional tax is generally based on the amount of tax underpaid for the applicable tax years. The Partner is also required to pay interest on the additional tax generally measured from the return due date for the applicable tax years at an interest rate 2% points higher than generally applicable.

The audit rules described above were enacted in late 2015, became effective for taxable years beginning on and after January 1, 2018, and were substantively amended in March 2018. There is significant uncertainty regarding how these rules will be applied and how they will impact the Partnership and its Partners. If the Partnership's tax items are adjusted (including reallocations of tax items among Partners), any resulting liability (including interest and penalties) imposed on the Partnership or on the Partners could be greater than if the tax items had been correctly reported on the original return or had been corrected through audit proceedings or amended returns at the Partner level.  Moreover, to the extent the Partnership pays any imputed underpayment amount or related interest and penalties, the Partners having primary liability for the economic burden of the payment (generally, the Partners for the adjustment year) may be different from the Partners to whom the adjustments relate (i.e., the Partners for the reviewed year).  While the General Partner will use reasonable efforts to cause the Partnership's tax items to be correctly reported on its original returns, due to the complexity of the U.S. federal income tax rules, there can be no assurance that the Partnership's tax items will not be adjusted or reallocated after filing.  There can likewise be no assurance that the economic effect of any such adjustments will be borne by the Partners to which the adjustments relate.

### Reportable Transactions

The Code imposes various reporting obligations on persons that participate in any transaction, investment, entity, plan, or arrangement that the IRS determines has the potential for tax avoidance or evasion ("**reportable transactions**").  A penalty is imposed for any failure to provide the required disclosure and to maintain relevant information regarding the transaction, without regard to whether the underlying tax position is sustained or results in any reduction in tax.  A penalty is also imposed for any reduction in taxable income that results from certain reportable transactions if the underlying tax position is not sustained, and the penalty is increased if the reporting requirements with respect to the transaction were not satisfied.

An investment in a Partnership Interest should not be a reportable transaction.  However, a sale or other disposition of a Partnership Interest or Partnership assets at a significant loss (generally, in excess of $2 million in any single tax year or $4 million in any combination of tax years) could give rise to a reportable transaction. While the Partnership does not anticipate engaging in transactions that are, or might be interpreted as, reportable transactions, there can be no assurance that this will be the case.  If the Partnership engages in a reportable transaction, both the Partnership and the Partners would generally be required to file a disclosure statement with their respective tax returns, with a copy to the IRS Office of Tax Shelter Analysis, providing detailed information regarding the transaction.  Each Partner would be liable for any penalties imposed for any failure of the Partner to comply with the reportable transaction reporting requirements.

The Code also imposes reporting and information maintenance obligations on material advisors with respect to reportable transactions, including the obligation to maintain lists of persons advised with respect to such transactions.  Even if the Partnership determines that a transaction is not a reportable transaction, a material advisor with respect to the transaction could take a different view and may report the transaction to the IRS, potentially triggering penalties on the Partnership and the Partners.

### Tax-Exempt Partners

If an entity exempt from taxation under Section 501 of the Code is a partner in a partnership that is engaged in a trade or business not substantially related to the tax-exempt entity's exempt function, the tax-exempt entity's distributive share of partnership income (other than dividends, interest, royalties, certain rents, capital gains and certain other items) will be treated as UBTI.  In addition, if a tax-exempt entity is a partner in a partnership that owns property acquired with borrowed funds, or if the tax-exempt entity itself borrows to invest in a partnership, the tax-exempt entity's share of partnership income (including dividends, interest, royalties, rent and capital gains) attributable to such property could be treated as UBTI.

The Partnership expects that its income will be of a type that is excluded from the definition of UBTI. However, because the Partnership may incur debt, there is no assurance that the Partnership will not generate UBTI at some point over the life of the Partnership.  The characterization of the Partnership's income as UBTI may have a significant effect on an investment in Partnership Interest by a tax-exempt entity and may make investment in Partnership Interest inappropriate for certain tax-exempt entities.

**Non-U.S. Partners**

The Partnership may have Partners that are not U.S. Persons ("**Non-U.S. Partners**"), in which case the Partnership would be required to remit withholding taxes with respect to royalties received by the Partnership and allocable to Non-U.S. Partners (generally at a rate of 30% of the gross amount of the royalties, subject to possible reduction under applicable treaties).  In addition, such Non-U.S. Partners' allocable share of gain from the sale of the Partnership properties, or their gain from a sale of their Partnership Interest, may be deemed to be income effectively connected with the conduct of a trade or business within the United States under Section 897 of the Code and subject to U.S. income tax at the same graduated rates as applicable to U.S. persons.  Such income taxes are generally collected through withholding taxes under Section 1445 of the Code.  A Non-U.S. Partner who is an individual may also be subject to U.S. (and potentially state) estate tax with respect to the value of a Partnership Interest held at death.

Based on the foregoing, an investment in a Partnership Interest may not be appropriate for persons who are not U.S. persons.

# CONFLICTS OF INTEREST AND TRANSACTIONS WITH RELATED PARTIES

## Conflicts of Interest

Each Partner acknowledges that there may be situations in which the interests of the Partnership may conflict with the interests of the General Partner or any affiliate. Each Partner agrees that the activities of the General Partner and any affiliate specifically authorized by or described in the Partnership Agreement may be engaged in by the General Partner or any such affiliate and will not, in any case or in the aggregate, be deemed a breach of the Partnership Agreement or any duty owed by the General Partner or any such affiliate to the Partnership or to any Partner. Each Partner agrees that the General Partner is entitled to act in its discretion in any situation posing a conflict of interest, and further agrees that the Partner will not assert a claim arising out of any of the following actual or potential conflicts of interest.

## General Partner Compensation

*General Partner Interest.* The General Partner will have the right to receive 15% of each distribution by the Partnership.

*Non-Contingent Fees.* The Partnership will pay the General Partner fees regardless of the success of the Partnership. See "Compensation to the General Partner" in *Summary of the Offering* and *Use of Proceeds.*

*Third Party Expenses and General Partner Reimbursements.* All third party expenses relating to the acquisition, operation, management and disposition of the Partnership's assets will be paid by the Partnership directly or through reimbursement of the General Partner or its affiliates. The Partnership will also reimburse the General Partner and its affiliates for certain expenses. See "Fund Expenses" in *Summary of the Offering* and *Use of Proceeds.*

**Terms of the Offering.** Substantially all of the terms of this offering were determined by us prior to the formation of the Partnership. Such terms included, without being an exclusive listing thereof, the following matters: (a) the determination of the structure of the Partnership; (b) the amounts to be paid or reimbursed by the Partnership to the General Partner; (c) the absence of any Capital Contributions expected of the General Partner; and (d) the extent to which the General Partner will participate in distributions by the Partnership. Such terms were not negotiated with the Limited Partners and such transactions may be deemed to have been entered into without the benefit of arms-length negotiations.

**No Limited Partner Participation in other Activities.** The General Partner and its affiliates may engage for their own account or for the account of others, including other investors, in all aspects of the oil and gas, real estate or any other legal business. The General Partner or its affiliates may begin or continue such activities, individually, jointly with others, or as owners or managers of any person; and shall not be required to permit the Partnership or the partners to participate in any other such activities in which any General Partner or any affiliate may be interested or share in any profits or other benefits therefrom, solely by virtue of being a partner in the Partnership. The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other activity, venture or operation of the General Partner or any Partner, and no Partner shall have any obligation to the others with respect to any opportunity to engage in any business.

**Transactions with Affiliates.** In addition to the proposed purchase from Shawn Bartholomae, the General Partner shall have the right to cause the Partnership to enter into transactions with any other entity of which the General Partner is the manager, general partner or advisor or with entities which such other entity controls or invests in, in each case on terms which are fair to each party taking into consideration such factors as the General Partner shall determine in its discretion.

**Sales by the General Partner.** Partnership Interests will be offered and sold through the General Partner, which may have a conflict of interest in recommending the investment. The General Partner does not intend to undertake to determine whether the Partnership Interests are the optimal investment, generally or for any particular customer.

**Allocation of Time and Personnel.** The General Partner, its affiliates and employees shall devote so much of their personnel and time to the affairs of the Partnership as in their judgment the conduct of the Partnership business shall reasonably require. The General Partner, its affiliates and employees shall not be obligated to do or perform any act or thing in connection with the business of the Partnership not expressly set out in the Partnership Agreement. Notwithstanding anything to the contrary in the Partnership Agreement, the managers and employees of the General Partner and any affiliate of the General Partner will be permitted to perform similar duties for any other entity.

**Employment of Others.** The General Partner may, from time to time, employ any person to render services to the Partnership on such terms and for such compensation as the General Partner may determine in its discretion, including, without limitation, geologists, engineers, attorneys, accountants, brokers or finders, and landmen, regardless of whether the General Partner also has the internal expertise to provide such services. Such persons may be affiliates of the General Partner or any other Partner. Persons retained, engaged or employed by the Partnership may also be engaged, retained or employed by and act on behalf of any Partner or any affiliate.

**No Capital at Risk.** As the General Partner is not required to make any capital contribution to the Partnership, it does not bear a risk of loss commensurate with its investment. In addition, its Net Distribution Interest may create an incentive for it to engage in riskier, but potentially more rewarding, investments or in investments that are more speculative than it might otherwise make.

**Legal Representation.** Counsel for the General Partner in connection with this offering does not represent the Partnership or the Limited Partners, and may be replaced at any time by the General Partner. No independent legal counsel will be retained to represent the Partnership or the Limited Partners. Counsel to the General Partner does not undertake to monitor the compliance of the General Partner or the Partnership with the provisions of the Partnership Agreement or with the investment program and terms set out in this Memorandum or with applicable laws.

## LEGAL PROCEEDINGS

On May 11, 2009, a lawsuit was filed in the Texas State District Court in Tarrant County, Texas styled "William R. Haney, Sr. v. Prodigy Oil & Gas, LLC and Shawn E. Bartholomae." The lawsuit sought the recovery of sums invested by a Massachusetts resident in various oil and gas drilling programs sponsored by Prodigy Oil & Gas, LLC, an affiliate of Prodigy Exploration, Inc. The lawsuit asserted that the Defendants had violated various state and federal common laws and statutory laws in connection with the offer and sale of interests in these drilling programs. Following the filing of the action, the Defendants moved to compel the lawsuit to arbitration. The Defendants were successful in doing so, and on April 17, 2012, the investor filed a claim with the American Arbitration Association against the named parties identical to his lawsuit filed in Texas State District Court in Tarrant County. On May 21, 2012, Prodigy Oil & Gas, LLC and Mr. Bartholomae filed their answering statement to Mr. Haney's claim and filed a counterclaim alleging his claim violated his agreements with Prodigy Oil & Gas, LLC and that his claim was without merit.

Thereafter, on December 4, 2012, the investor voluntarily agreed to dismiss his claim before the American Arbitration Association, with prejudice, and in return, Prodigy Oil & Gas, LLC and Mr. Bartholomae agreed to dismiss their counterclaim. Neither party paid any monetary amount in return for the mutual agreement to dismiss.

Two days later, on December 6, 2012, the Massachusetts Securities Division (the "**Division**") filed an administrative complaint against Prodigy Oil & Gas, LLC and Mr. Shawn Bartholomae alleging various violations of the Massachusetts Uniform Securities Act in connection with sales of interests in those drilling programs to the "Massachusetts investor." Neither Prodigy Oil & Gas, LLC nor Mr. Bartholomae were ever contacted by the Division concerning any of their activities in the state of Massachusetts. The Complaint sought an order directing that Prodigy and Mr. Bartholomae cease and desist from offering or selling securities in Massachusetts unless the securities were properly registered or were offered for sale and sold pursuant to an exemption from registration under the Massachusetts Securities Act.

Prodigy Oil & Gas, LLC and Mr. Bartholomae vigorously contested the action. They were of the view that the allegations made by the Division were not supported by the facts nor applicable law.

On September 15, 2015, following over two and one-half years of litigation involving the Massachusetts action, Prodigy Oil & Gas, LLC and Mr. Bartholomae agreed to the entry of a Consent Order in which it was found that Prodigy Oil & Gas, LLC had failed to file two Form Ds in Massachusetts as required pursuant to Massachusetts law. They were ordered to pay an administrative fee of $1,500 to the Division and to offer a refund to the Massachusetts investor of one of his investments. No other violations of law were found by the Division to have occurred.

On January 27, 2012, a lawsuit was filed in the Texas State District Court in Dallas County, Texas styled "William Hall, et al vs. Prodigy Oil & Gas, LLC, et al." The lawsuit named seven Defendants that include Prodigy Oil & Gas, LLC, Prodigy Exploration, Inc., Mr. Shawn Bartholomae and Mr. Alan Bartholomae (the "**Prodigy Defendants**"). The lawsuit sought the recovery of an unspecified amount of damages from the Defendants whom the Plaintiffs alleged violated various Texas statutes and common laws in connection with the offer and sale of interests in various drilling programs to the Plaintiffs. The Prodigy Defendants filed a counterclaim against the Plaintiffs, alleging that the Plaintiffs had violated agreements with Prodigy Oil & Gas, LLC and Prodigy Exploration, Inc. and that the Plaintiff's claims had no merit. A settlement of this matter between the Plaintiffs and the Defendants was reached in June 2013.

On March 11, 2009, the Pennsylvania Securities Commission (the "**Commission**") issued a Summary Order to Cease and Desist (the "**Summary Order**") against Prodigy Oil & Gas, LLC and its managing member, Mr. Shawn Bartholomae. The Summary Order was issued after allegations were made by the Commission that a Pennsylvania resident had been contacted concerning a drilling program sponsored by Prodigy Oil &

Gas, LLC. The Summary Order was issued *ex parte*, that is, without notice beforehand to Prodigy Oil & Gas, LLC or Mr. Bartholomae. The parties named in the Summary Order chose not to contest the entry of the Summary Order due to the time, effort and expense that both believed would be incurred. The Summary Order recited, in part, that...

 "The materials failed to disclose that on March 7, 2007, the Department of Corporations of the State of California issued a Desist and Refrain Order against Respondents Prodigy Oil & Gas, LLC and Bartholomae prohibiting them from making offers or sales of securities in the State of California unless they are qualified or exempt from qualification,"

and as such, violated the anti-fraud provisions of the Pennsylvania Securities Act.

Contrary to the allegations set forth in the Summary Order, the drilling program referenced in the Summary Order did, in fact, contain disclosure of the Order issued by the California Department of Corporations. It was unclear to Prodigy Oil & Gas, LLC and Mr. Bartholomae as to why the Pennsylvania Securities Commission recited this "failure to disclose," which clearly contradicted the written disclosures provided to prospective investors in the drilling program in question.

The Summary Order merely directs that Prodigy Oil & Gas, LLC and Mr. Bartholomae refrain from offering and selling interests in the specific drilling program referenced in the Summary Order in violation of the registration and anti-fraud provisions of the Pennsylvania Securities Act. The Summary Order did not, and does not, preclude Prodigy Oil & Gas, LLC or Mr. Bartholomae from engaging in activities in the State of Pennsylvania in compliance with Pennsylvania law.

## FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue" or "believe" or the negatives thereof or other variations thereon or other comparable terminology. Because of various risks and uncertainties, including those set forth above, actual events or results or the actual performance of the Partnership may differ materially from those reflected or contemplated in such forward-looking statements.

Note that updates the progress of the issuer in meeting the Target Offering Amount or any other Offering changes may be found here: invest.klondike.com.

## PRIVACY POLICIES AND PROCEDURES

The General Partner may collect nonpublic personal information from the Limited Partners in the course of its business. The confidentiality and privacy of such information is respected by the General Partner and a high priority is placed on maintaining the confidentiality and security of such confidential information. The Subscription Agreement contains a notice regarding and sets out a summary of the Partnership's privacy policy.

## ANTI-MONEY LAUNDERING POLICY

As part of the Partnership's, the General Partner's and each Limited Partner's responsibility for the prevention of money laundering under the Uniting and Strengthening America by Providing Appropriate Tools Required to Interrupt and Obstruct Terrorism Act of 2001 (the "**PATRIOT Act**") and similar laws in effect in foreign countries, the General Partner may require a detailed verification of a prospective Limited Partner's identity and the source of such prospective Limited Partner's Capital Contributions.  In the event of delay, or failure, by a prospective Limited Partner to produce any such information required for verification purposes, the General Partner may refuse to accept the subscription and any monies relating thereto.  In addition, each prospective Limited Partner will be required to represent and warrant to the Partnership, the General Partner, among other things, that (a) the proposed investment by such prospective Limited Partner will not directly or indirectly contravene U.S. federal, state, international or other laws or regulations, including the PATRIOT Act, (b) no capital contribution to the Partnership by such prospective Limited Partner will be derived from any illegal or illegitimate activities, (c) such prospective Limited Partner is not a country, territory, person or entity named on a list promulgated by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") prohibiting, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals, nor is such prospective Limited Partner or any of its affiliates a natural person or entity with whom dealings are prohibited under any OFAC regulations and (d) such prospective Limited Partner is not otherwise prohibited from investing in the Partnership pursuant to other applicable U.S. anti-money laundering, anti-terrorist and foreign asset control laws, regulations, rules or orders.  Each Limited Partner will be required to promptly notify the General Partner if any of the foregoing will cease to be true with respect to such Limited Partner.

As a result of the above-described anti-money laundering laws and regulations, the General Partner may from time to time request (outside of the subscription process), and the Limited Partners will be obligated to provide to the General Partner, as applicable, upon such request, additional information as from time to time may be required for the Partnership, the General Partner and the Limited Partner to satisfy their respective obligations under these and other laws that may be adopted in the future.  Also, the General Partner may from time to time be obligated to file reports with various jurisdictions with regard to, among other things, the identity of the Partnership's Limited Partners and suspicious activities involving the Interests.

If it is determined that any Limited Partner, or any direct or indirect owner of any Limited Partner, is a person identified in any of these laws as a prohibited person, or is otherwise engaged in activities of the type prohibited under these laws, the General Partner may be obligated, among other actions to be taken, to withhold distributions of any funds otherwise owing to such Limited Partner or to cause such Limited Partner's Interest to be cancelled or otherwise redeemed (without the payment of any consideration in respect of such Interest).

Please also see the related section of this Memorandum regarding the recently adopted U.S. Corporate Transparency Act.

## ANTI-CORRUPTION

As part of the Partnership's, the General Partner's and each Limited Partner's responsibility to avoid corrupt acts and practices under applicable United States law and similar anti-corruption laws outside of the United States, the General Partner may require certification from prospective Limited Partners that the prospective Limited Partner (and any of prospective Limited Partner's officers, directors, employees, agents or other representatives) has not performed or will not perform any of the following acts in connection with the making of investment in the Partnership, including without limitation, paying, offering or promising to pay, or authorizing the payment of, any money, or giving or promising to give, or authorizing the giving of, any services or anything else of value, either directly or through a third party, to any official or employee of any government, or of any agencies or subdivisions thereof, or of any governmental instrumentalities, or to any political party or official thereof or to any candidate for political office for the purpose of (a) influencing any act or decision of that person in his official capacity, including a decision to fail to perform his official functions with such government or instrumentalities, or (b) inducing such person to use his influence with such government or instrumentalities to affect or influence any act or decision thereof. Each Limited Partner will be required to promptly notify the General Partner if any of the foregoing has occurred with respect to such Limited Partner.

In conjunction with the above-described anti-corruption laws, the General Partner may from time to time request (in addition to the subscription process), and the Limited Partners will be obligated to cooperate with such request, additional information or certification regarding such Limited Partner's compliance with applicable anti-corruption laws. The General Partner may be required to file reports with various jurisdictions regarding any violation of applicable anti-corruption laws. If it is determined that any Limited Partner has violated any applicable anti-corruption laws, the General Partner may be obligated to, among other actions to be taken, withhold distributions of any funds that may be owed to such Limited Partner or to cause such Limited Partner's Interests to be cancelled or otherwise redeemed (possibly without payment of any consideration for such Interests).

# CORPORATE TRANSPARENCY ACT COMPLIANCE

As of March 26, 2025, the U.S. Department of the Treasury issued an interim-final rule rescinding the requirements of U.S. domestic entities from being required to comply with the CTA (defined below), which has not been challenged on appeal.

As described below, the Partnership and/or the General Partner may be required to comply with the disclosure requirements of the U.S. Corporate Transparency Act ("**CTA**"). In that event, each Limited Partner agrees, under the Partnership Agreement, to promptly comply with any reasonable request(s) from the General Partner regarding Limited Partner information necessary for the Partnership and/or General Partner to comply with the CTA.

*General Background (What is the CTA)[8]*

The CTA, effective on January 1, 2024, was enacted as part of the enhanced federal anti-money laundering legislation enacted in 2020.[9] The CTA requires any business entity that is deemed to be a 'reporting company' under the CTA ("**Reporting Company**") to:

- report certain "beneficial ownership" information to the U.S. Department of the Treasury's Financial Crimes Enforcement Network ("**FINCEN**");

- provide information about who created the entity under any state filing or registered a foreign entity to do business in the United States (the authorized person creating an entity is designated under the CTA as the "**Applicant**" as described below);[10] and

- generally report within 30 days any change to previously reported information provided to FINCEN.

Penalties for noncompliance with the requirements of the CTA can be severe. Anyone (including the Partnership) who provides false information or fails to comply with reporting requirements is subject to civil penalties up to $500 for each day the violation continues. Violators may also be subject to imprisonment up to two years and criminal fines up to $10,000.

*Reporting Company Definition under the CTA*

The CTA defines Reporting Company in very broad terms. Under the CTA, a Reporting Company is any U.S. entity (e.g., corporation, a limited liability company, partnership or other entity formed under state law) that is formed by filing documents with a secretary of state or similar office of a state (or Indian tribe) or any entity formed under the law of a foreign country that is then registered to do business in the United States. The FINCEN implementing regulations provide a list of 23 exempted entities from the CTA Reporting Company requirements. The General Partner and/or the Partnership will be required to provide Partnership, BOI and Applicant information to FINCEN <u>unless</u> one or more of these listed 23 exemptions applies to the Partnership.

---

[8] This discussion is intended to be only a summary disclosure regarding the CTA and contains only a high-level summary outline of the CTA requirements and its implementing regulations. In no event is this CTA related disclosure intended to be comprehensive in scope or content. This disclosure is not to be construed as providing advice or guidance of any nature whatsoever.

[9] Enacted pursuant to the National Defense Authorization Act for Fiscal Year 2021 (31 U.S.C. § 5336).

[10] Applicant information disclosures only applies to an entity formed after January 1, 2024.

*Beneficial Owner Information ("**BOI**")*

The CTA defines "beneficial ownership" generally as any individual who directly or indirectly exercises substantial control over the Reporting Company or owns or controls at least 25 percent of the ownership interests of the Reporting Company. An individual deemed to be exercise "substantial control" over an entity if the individual (i) serves as a senior officer, (ii) has authority over the appointment or removal of a senior officer or a majority of the board of directors, or (iii) directs, determines, or has substantial influence over important business decisions. Absent one or more of the CTA exemptions applying to an entity, such entity will be a covered Reporting Entity and, in turn, is required to timely provide and update entity information (including Applicant information) and BOI to FINCEN.

*Applicant Information*

In addition to beneficial owners identified above, Reporting Company Applicants are also required to submit beneficial ownership information within 90 days of entity formation. There are two categories of company Applicants:

- Category One (the "direct filer") is the individual who directly filed the document that created the reporting company. This individual would have actually physically or electronically filed the document with the secretary of state or similar office (outside filing for a fee services providers are generally not considered to be a direct filer).

- Category Two is an individual who was primarily responsible for directing or controlling the filing of the creation or first registration document. This individual is a Reporting Company Applicant even though she or he did not actually file the document with the applicable secretary of state.

*In Summary*

The Partnership and/or the General Partner, as described above, may be deemed a Reporting Company under the CTA in the event that no exemption is otherwise applicable. In such event, each Partner who is deemed under the CTA to be a Beneficial Owner is required pursuant to the Partnership Agreement to cooperate with the General Partner and to promptly provide BOI to the General Partner for disclosure to FINCEN. The Partnership intends to comply with CTA disclosure requirements.

## SUPPLEMENTAL LITERATURE

As of the date of this Memorandum, the Partnership has not prepared or authorized for distribution to potential investors in connection with this offering any supplemental sales literature or other written material of any kind other than this Memorandum.  Supplemental materials may be developed in the future.  Any supplemental materials that may be developed and distributed in the future are qualified in their entirety by the information contained in this Memorandum.

## ADDITIONAL INFORMATION AND DOCUMENTS

This Memorandum does not purport to restate all of the relevant provisions of the documents referred to or relevant to the matters discussed herein, all of which must be read for a complete description of the terms of the matters relevant to an investment in the Partnership Interests. These documents are available for inspection during regular business hours at the offices of the Partnership and, upon request, copies of documents not annexed to this Memorandum will be provided to prospective investors. Each prospective investor, and its purchaser representative, if any, is invited to ask questions of, and receive answers from, the Partnership and to obtain such information concerning the terms and conditions of the offering, to the extent the Partnership possess the same or can acquire it without unreasonable effort or expense as such prospective investor or its purchaser representative, if any, deem necessary to verify the accuracy of the information referred to in this Memorandum. An appointment for such purposes may be arranged through the Partnership.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT, WHICH IS NOT EXPRESSLY CONTAINED IN THIS MEMORANDUM.

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**KLONDIKE ROYALTIES II, LP**

**AGREEMENT OF LIMITED PARTNERSHIP**

**EXHIBIT A TO CONFIDENTIAL MEMORANDUM**

*See Appendix 2 to the Subscription Agreement.*

**KLONDIKE ROYALTIES II, LP**

**SUBSCRIPTION DOCUMENTS**

**EXHIBIT B TO CONFIDENTIAL MEMORANDUM**

**KLONDIKE ROYALTIES II, LP**

**GEOLOGICAL REVIEW**

<u>**EXHIBIT C TO CONFIDENTIAL MEMORANDUM**</u>

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